

FRANKLIN RESOURCES, INC.

2016
Proxy
Statement
and Notice of Annual Meeting

February 17, 2016, 9:30 am Pacific Time

H. L. Jamieson Auditorium
One Franklin Parkway
Building 920
San Mateo, California

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



FRANKLIN RESOURCES, INC.

DEAR STOCKHOLDER:

The Board of Directors of Franklin Resources, Inc. (the "Company") invites you to attend the 2016 annual meeting of stockholders (the "Annual Meeting") to be held on Wednesday, February 17, 2016 at 9:30 a.m., Pacific Time, in the H. L. Jamieson Auditorium, at One Franklin Parkway, Building 920, San Mateo, California for the following purposes:

1. To elect the 10 nominees for director named herein to the Board of Directors to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2016.

3. To consider and vote on a stockholder proposal, if properly presented at the Annual Meeting.

4. To transact such other business that may properly be raised at the Annual Meeting or any adjournments or postponements of the Annual Meeting.

We are primarily furnishing proxy materials to our stockholders on the Internet rather than mailing paper copies of the materials to each stockholder. As a result, some of you will receive a Notice of Internet Availability of Proxy Materials and others will receive paper copies of the Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Proxy Statement and the Annual Report over the Internet, instructions on how to vote your shares, as well as instructions on how to request a paper copy of our proxy materials, if you so desire. Electronic delivery is designed to expedite the receipt of materials, significantly lower costs and help to conserve natural resources.

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the Proxy Statement, the proxy card, the Annual Report, and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at *www.proxyvote.com*.

The Company's Board of Directors has fixed the close of business on December 21, 2015, as the record date for the determination of stockholders entitled to receive notice of, and to vote on, all matters presented at the Annual Meeting or any adjournments thereof. Your vote is very important. Even if you think that you will attend the Annual Meeting, we ask you to please cast your vote. You may vote your shares via the Internet, by telephone, by mail or in person at the Annual Meeting.

Attendance at the Annual Meeting will be limited to stockholders as of the record date. Each stockholder will need to provide an admission ticket or proof of ownership of the Company's stock and valid picture identification for admission to the meeting. Admission procedures are described further on page 3 of the Proxy Statement.

By order of the Board of Directors,

MARIA GRAY
Secretary

January 8, 2016
San Mateo, California

Your vote is important.
Please vote via the Internet, by telephone, by mail or in person at the Annual Meeting.

TABLE OF CONTENTS

PROXY STATEMENT

FRANKLIN RESOURCES, INC.
ONE FRANKLIN PARKWAY
SAN MATEO, CALIFORNIA 94403-1906

January 8, 2016

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders are furnished in connection with the solicitation by the Board of Directors of Franklin Resources, Inc., a Delaware corporation (the "Company"), of the accompanying proxy to be voted at the 2016 annual meeting of stockholders (the "Annual Meeting"), which will be held on Wednesday, February 17, 2016, at 9:30 a.m., Pacific Time, in the H. L. Jamieson Auditorium, One Franklin Parkway, Building 920, San Mateo, California, 94403-1906, at the Company's principal executive offices. We expect that this Proxy Statement and the enclosed proxy will be mailed and/or made available to each stockholder entitled to vote on or about January 8, 2016.

All materials filed by the Company with the Securities and Exchange Commission (the "SEC") can be obtained at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or through the SEC's website at *www.sec.gov*. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

Under the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and help to conserve natural resources. On or about January 8, 2016, we mailed to each of our stockholders (other than those who previously requested electronic or paper delivery, participants in the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan") and holders of shares in excess of certain thresholds), a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at *www.proxyvote.com*. If you received paper copies of our proxy materials and wish to receive them by electronic delivery in the future please request electronic delivery on *www.proxyvote.com or https://enroll.icsdelivery.com/ben/Default.aspx*.

VOTING INFORMATION

WHO CAN VOTE?

Holders of the Company's common stock, par value $0.10 per share (the "common stock"), at the close of business on December 21, 2015 (the "Record Date") are entitled to one vote for each share owned on that date on each matter presented at the Annual Meeting. As of December 21, 2015, the Company had 597,722,761 shares of common stock outstanding. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice of Internet Availability of this Proxy Statement has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting by telephone or on the Internet.

WHAT MATTERS ARE TO BE CONSIDERED AT THE ANNUAL MEETING?

At the Annual Meeting, stockholders will be asked to consider and vote upon the: (1) election of 10 directors to the Company's Board of Directors (the "Board of Directors" or "Board") to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal; (Proposal No. 1); (2) ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2016 ("fiscal year 2016") (Proposal No. 2); and (3) a stockholder proposal, if properly presented at the Annual Meeting (Proposal No. 3).

The Board of Directors does not know of any other matter to be brought before the Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

HOW MANY VOTES ARE NEEDED TO HOLD THE ANNUAL MEETING?

In order to take any action at the Annual Meeting, a majority of the Company's outstanding shares as of the Record Date must be present in person or by proxy and entitled to vote at the Annual Meeting. This is called a quorum.

WHO COUNTS THE VOTES?

The voting results will be tallied by Broadridge Financial Solutions, Inc. and the Inspector of Elections, and reported on a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

WHAT IS A PROXY?

A "proxy" allows someone else (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the persons named on the proxy card (Gregory E. Johnson, Chairman of the Board and Chief Executive Officer; Rupert H. Johnson, Jr., Vice Chairman; and Maria Gray, Vice President and Secretary) to vote your shares at the Annual Meeting.

HOW DO I VOTE?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record. You may also vote by telephone, using the Internet or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options. Except for certain stockholders described below, the deadline for voting by telephone or by using the Internet is 11:59 p.m., Eastern Time ("ET"), on Tuesday, February 16, 2016.

The persons named as your proxy holders on the proxy card will vote the shares represented by your proxy in accordance with the specifications you make. For stockholders of record that return their proxy card but do not provide instructions on how to vote, the persons named as your proxy holders on the proxy card will vote the shares represented by the proxy FOR all nominees to the Board of Directors (Proposal No. 1); FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (the "independent auditors") for fiscal year 2016 (Proposal No. 2); and AGAINST the stockholder proposal (Proposal No. 3). For beneficial holders that return their voting instructions but do not provide instructions on how to vote, your bank, broker or other holder of record will only have the discretion to vote on the ratification of the appointment of

PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2016 (Proposal No. 2). Additionally, unless you specify otherwise on your proxy card, if any other matters come before the Annual Meeting to be voted on, the persons named as your proxy holders on the proxy card will vote, act and consent on those matters in their discretion.

For participants in the Franklin Templeton 401(k) Retirement Plan, your shares will be voted as you specify on your proxy card. If you do not vote, your shares will be voted by the independent fiduciary for and against the proposals in the same proportion as shares for which directions are received by the independent fiduciary, unless the independent fiduciary decides that the law requires that the independent fiduciary vote them differently. (This also means that the way you vote will also affect how the independent fiduciary will vote the shares of participants who do not vote.) If you wish to abstain from voting on any matter, you must indicate this on your proxy card. You cannot vote your 401(k) Plan shares in person at the Annual Meeting. To allow sufficient time for your shares to be voted as you instruct, the trustee must receive your vote by no later than 2:00 p.m. ET on February 12, 2016.

CAN I CHANGE OR REVOKE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. Whether your vote is submitted via the mail, the Internet or by telephone, you may change or revoke your proxy at any time before it is voted. A proxy, including an Internet or telephone vote, may be changed or revoked by submitting another proxy with a later date at any time prior to the beginning of the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and voting in person. Participants in the 401(k) Plan may revoke their proxy by no later than 2:00 p.m. ET on Friday, February 12, 2016.

CAN I VOTE IN PERSON AT THE ANNUAL MEETING INSTEAD OF VOTING BY PROXY?

Yes. Please see requirements for attending the Annual Meeting under "Who may attend the Annual Meeting?" However, we encourage you to complete and return the enclosed proxy card to ensure that your shares are represented and voted. Beneficial owners must obtain a "legal proxy" from your bank, broker or other holder of record that holds your shares in order to vote your shares at the Annual Meeting. Participants in the 401(k) Plan must vote by no later than 2:00 p.m. ET on Friday, February 12, 2016 and may not vote at the Annual Meeting.

WHO MAY ATTEND THE ANNUAL MEETING?

Attendance at the Annual Meeting is limited to stockholders as of the Record Date. You will need to provide proof of ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a bank, broker or other holder of record you must present proof, such as a bank or brokerage account statement, of your ownership of common stock as of December 21, 2015, to be admitted to the Annual Meeting. For holders of record, please bring either the admission ticket attached to your proxy card or your Notice of Internet Availability of Proxy Materials. At the Annual Meeting, representatives of the Company will confirm your stockholder status. Stockholders must also present a form of photo identification such as a driver's license or passport to be admitted to the Annual Meeting. No cameras, recording equipment, electronic devices, bags, briefcases, packages or similar items will be permitted at the Annual Meeting.

HOW ARE VOTES COUNTED?

To be counted as "represented", a proxy card must have been returned for those shares, the stockholder must have voted the shares by telephone or over the Internet, or the stockholder must be present and vote at the Annual Meeting. Affirmative and negative votes, abstentions and broker non-votes will be separately tabulated.

WHAT IS A BROKER NON-VOTE?

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange ("NYSE") rules, the ratification of the selection of an independent registered public accounting firm (Proposal No. 2), is considered a "routine" matter, and brokers generally may vote on behalf of beneficial owners who have not furnished voting instructions, subject to the rules of the NYSE concerning transmission of proxy materials to beneficial owners, and subject to any proxy voting policies and procedures of those brokerage firms. Brokers may not vote on the other proposals contained in this Proxy Statement, which are considered "non-routine" proposals, unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report such number of shares as "non-votes".

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

- The election of directors (Proposal No. 1) requires that a director receive a majority of the votes cast with respect to that director at the Annual Meeting. This means that the number of shares of stock voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. Abstentions and broker non-votes will not have any effect on the election of directors.
- The affirmative vote of the holders of shares of common stock, having a majority of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter, are necessary to ratify the appointment of PricewaterhouseCoopers LLP (Proposal No. 2). Abstentions will have the same effect as a vote against this proposal.
- The affirmative vote of the holders of shares of common stock, having a majority of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter, are necessary to approve the stockholder proposal (Proposal No. 3). Abstentions will have the same effect as a vote against this proposal.

Shares that are voted in person or by proxy are treated as being present at the Annual Meeting for purposes of establishing a quorum, and will be included in determining the number of shares represented and voted at the Annual Meeting with respect to such matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

WHO PAYS FOR THIS PROXY SOLICITATION?

Your proxy is being solicited by the Board on behalf of the Company. The Company pays the cost of soliciting your proxy and reimburses brokerage costs and other fees for forwarding proxy materials to you.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

RECOMMENDATION OF THE BOARD

The Board recommends a vote **"FOR"** the election to the Board of each of the nominees listed below. The voting requirements for this proposal are described in the "Voting Information" section above.

Nominees

Listed below are the names, ages as of December 31, 2015, and principal occupations and membership on public boards for the past five years of each director and nominee. In addition, we have also provided information concerning the particular experience, qualification, attributes and/or skills that the Corporate Governance Committee and the Board considered as relevant to each director and nominee that led to the conclusion that he or she should serve as a director.



PETER K. BARKER
Independent

Age 67
Director since 2013
Board committees:
Compensation (Chair)

Career Highlights:
Retired California Chairman of JPMorgan Chase & Co., a global financial services firm, serving from 2009 to January 2013. From 1971 until his retirement in 2003 affiliated with Goldman Sachs & Co., serving as a general partner from 1982 to 1998. Director, Avery Dennison Corporation and Fluor Corporation.

Key Attributes, Experience and Skills:
Mr. Barker's significant financial expertise provides the Board with valuable perspectives on international financial, investment management and banking matters. During his 40 plus years of experience with Goldman, Sachs & Co., and JP Morgan Chase & Co., during which he has served in numerous leadership roles, including as head of Goldman Sach's investment banking activities on the West Coast, he developed a deep understanding of capital structure, strategic planning, mergers and acquisitions and wide-ranging management expertise. Mr. Barker's current and prior service on the boards of several private and public companies as well as with non-profit organizations including the W.M. Keck Foundation and Claremont McKenna College provides our Board with the benefit of his perspectives on business, corporate governance and citizenship.



MARIANN BYERWALTER
Independent

Age 55
Director since 2015
Board committees: Audit

Career Highlights:
Director and since January 2016, Interim Chief Executive Officer and President of Stanford Healthcare, Chairman of the Board of Directors of SRI International, an independent nonprofit technology research and development organization, since January 2014, and Chairman of JDN Corporate Advisory, LLC, a privately held advisory services firm, since 2001. From 1996 to 2001, she served as the Chief Financial Officer, Vice President for Business Affairs and Special Assistant to the President of Stanford University. Partner and co-founder of American First Financial Corporation from 1987 to 1996. Director, Redwood Trust, Inc. and WageWorks, Inc. Previously trustee of various investment companies affiliated with Charles Schwab Corporation.

Key Attributes, Experience and Skills:
Ms. Byerwalter's significant financial expertise provides the Board with valuable perspectives on finance, accounting and investment management matters. From her leadership roles at Stanford University and several financial institutions she has a deep understanding of accounting and strategic planning as well as wide-ranging management expertise. Ms. Byerwalter's current and prior service on the boards of private and public companies as well as with non-profit organizations including SRI International, Pacific LifeCorp and Pacific Mutual Holding Company, Burlington Capital Group, Stanford Hospital & Clinics, Lucile Packard Children's Hospital, and the Stanford University Board of Trustees also provides our Board with the benefit of her perspectives on business, corporate governance and citizenship.



CHARLES E. JOHNSON

Age 59
Director since June 2013; Previously Director from 1993 to 2002

Career Highlights:
Founder and Managing Member of Tano Capital, a California based family office and alternative asset management firm, with offices in Singapore, Mumbai, Mauritius and the San Francisco Bay Area, since 2004. Director of a subsidiary of the Company. Formerly, Co-President of the Company and an officer and/or director of certain subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. C. E. Johnson's experience as founder and Managing Member of Tano Capital and as a director of Company subsidiary Darby Overseas Investments, Ltd., provides the Board with wide-ranging expertise and insights into alternative asset management and the global fund management industry. He also contributes extensive knowledge of the Company as a result of spending over 20 years of his career working in various positions at the Company and its subsidiaries, including serving as a co-president of the Company from 1999 to 2002 and Chief Executive Officer and President of Company subsidiary Templeton Worldwide Inc. from 1994 to 2002. While serving in those roles, Mr. C. E. Johnson's responsibilities included global oversight of all portfolio management, information technology, product development and mergers and acquisitions. He is a Certified Public Accountant and also serves on various non-profit boards, including Curriki, the Addiction Education Society, the South San Francisco chapter of the Salvation Army rehabilitation center, Facing Addiction and the Carolands Preservation Foundation.



GREGORY E. JOHNSON

Age 54
Director since 2007
Board committees:
Special Awards

Career Highlights:
Chairman of the Board since June 2013 and Chief Executive Officer of the Company since January 2004; President from December 1999 to October 2015. Officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of 45 registered investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. G. Johnson brings leadership and extensive business and operating experience, as well as significant knowledge of our Company and the global fund management industry, to the Board. Mr. G. Johnson is a certified public accountant and prior to joining the Company, was a senior accountant with Coopers & Lybrand. Over his 29-year tenure with the Company, Mr. G. Johnson has held officer and director positions with various subsidiaries of the Company; hands-on experience that provides him with in-depth knowledge of the Company's operations. Mr. G. Johnson's presence on the Board provides the Board with management's current perspectives on the Company's business and strategic vision for the Company. Mr. G. Johnson's service on various boards of industry organizations, including the Investment Company Institute's Board of Governors, also provides the Board with the benefit of additional perspectives on industry developments, including regulatory and policy issues. He is a past Chairman and is currently serving as Vice Chairman of the Investment Company Institute.



RUPERT H. JOHNSON, JR.

Age 75
Director since 1969

Career Highlights:
Vice Chairman of the Company since December 1999; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of 43 registered investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. R. Johnson's service as Vice Chairman of the Company and as an officer, director or trustee of various subsidiaries of the Company and Franklin Templeton mutual funds since its inception provide the Board with significant knowledge of and insights into the Company and the global fund management industry in which we operate. His fundamental knowledge of the Company gained over 50 years gives him an important perspective on the Company and provides significant leadership, business and operational expertise to the Board. Mr. Johnson has served on various industry boards and committees addressing investment company issues including the Board of Governors of the Investment Company Institute. In his capacity with the Company, he has served as Director of Research and is a portfolio manager for one of its funds. He provides the Board with a unique perspective on critical components of the Company's business.



MARK C. PIGOTT
Independent

Age 61
Director since 2011
Board committees:
Compensation, Corporate
Governance

Career Highlights:
Executive Chairman of PACCAR Inc, a global technology company in the capital goods and financial services industries, since April 2014. Formerly, Chairman and Chief Executive Officer from January 1997 to April 2014. Formerly, Vice Chairman from January 1995 to December 1996, Executive Vice President from December 1993 to January 1995, Senior Vice President from January 1990 to December 1993, and Vice President from October 1988 to December 1989, of PACCAR. Director, PACCAR Inc.

Key Attributes, Experience and Skills:
Mr. Pigott's experience leading PACCAR Inc, a Fortune 200 company, provides the Board with valuable perspectives on financial, operational and strategic matters. Mr. Pigott has been recognized several times as one of the 10 Best CEOs by *Forbes* magazine. Under his leadership, PACCAR has generated superior long term shareholder returns and received 30 J.D. Power Customer Satisfaction Awards. He brings substantial expertise in the areas of client service and customer satisfaction. As the leader of a major global company, Mr. Pigott developed a deep understanding of issues associated with operating in multiple jurisdictions. His service on several boards including the Royal Shakespeare Company America and the PACCAR Foundation, as well as his service on the board of PACCAR, provides our Board with the benefit of his views on business, corporate governance and citizenship, finance and compensation matters.



CHUTTA RATNATHICAM
Independent

Age 68
Director since 2003
Board committees: Audit
(Chair)

Career Highlights:
Retired Senior Vice President and Chief Financial Officer of CNF Inc., a freight transportation, logistics, supply chain management and trailer manufacturing company, from 1997 to March 2005; formerly, Chief Executive Officer of the Emery Worldwide reporting segment of CNF from September 2000 to December 2001.

Key Attributes, Experience and Skills:
Mr. Ratnathicam's experience of over 27 years in various accounting, finance and executive management roles, including as the Chief Financial Officer at CNF, Inc., provides the Board with significant expertise in the areas of finance, accounting, strategic planning and auditing. Mr. Ratnathicam has held finance and other management positions internationally, and has a keen understanding of the issues facing a multinational business such as the Company. He is on the Advisory Board of the California State University East Bay School of Business and Namaste Direct, a micro finance organization, and qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.



LAURA STEIN
Independent

Age 54
Director since 2005
Board committees: Audit,
Corporate Governance
(Chair)

Career Highlights:
Executive Vice President—General Counsel of The Clorox Company, a leading marketer and manufacturer of consumer products, since 2005; formerly, Senior Vice President and General Counsel of H.J. Heinz Company, a global marketer and manufacturer of branded food products, from 2000 to 2005. Director, Canadian National Railway Company.

Key Attributes, Experience and Skills:
As general counsel of two multinational corporations, with responsibility for legal, compliance, corporate governance, risk management and internal audit, among other matters, Ms. Stein brings expertise in these critical areas to the Board. Ms. Stein speaks six languages and has lived in non-US jurisdictions, bringing a global perspective and experience. She has a deep understanding of financial statements, corporate finance, and accounting. In addition, Ms. Stein's leadership and service on the boards of non-profit organizations including Corporate Pro Bono, Equal Justice Works and the Leadership Council on Legal Diversity also provide the Board with the benefit of additional perspectives on diversity and corporate citizenship.



SETH H. WAUGH
Independent

Age 57
Director since 2015
Board committees:
Compensation

Career Highlights:
Vice Chairman of Florida East Coast Industries, LLC, the parent company of several commercial real estate, transportation and infrastructure companies based in Florida, since 2013. From 2000 to 2013, Mr. Waugh served in various roles at Deutsche Bank Americas, including Chief Executive Officer and Chairman of the Board of Directors of Deutsche Bank Securities Inc. Previously Chief Executive Officer of Quantitative Financial Strategies, a hedge fund. Mr. Waugh also served in various capacities at Merrill Lynch over eleven years, including Co-head of Global Debt Markets.

Key Attributes, Experience and Skills:
Mr. Waugh's significant experience in the financial sector provides the Board with valuable perspectives on capital markets, banking and investment management. Having held various leadership roles at Deutsche Bank and other financial institutions, Mr. Waugh brings strong leadership skills as well as deep knowledge of operational and strategic matters to the Board. His service on the boards of the Deutsche Bank Americas Advisory Board, the Deutsche Bank Americas Foundation, The Clearing House, the Financial Services Forum and the Board of Governors of the Financial Industry Regulatory Authority, Inc. (FINRA) provides our Board with the benefit of his substantial expertise in financial industry developments and corporate citizenship.



GEOFFREY Y. YANG
Independent

Age 56
Director since 2011
Board committees: Audit,
Corporate Governance

Career Highlights:
Managing Director and Founding Partner of Redpoint Ventures, a private equity and venture capital firm, since 1999. Formerly, General Partner with Institutional Venture Partners from 1987 to 1999. Mr. Yang is a past president of the Western Association of Venture Capitalists, director of the National Venture Capital Association, chairman of the Stanford Engineering Fund, and a member of the President's Information Technology Advisory Committee. Previously director of BigBand Networks.

Key Attributes, Experience and Skills:
Mr. Yang's experience as a Founding Partner and Managing Director of Redpoint Ventures provides the Board with valuable perspectives on financial and strategic matters as well as expertise in the capital markets. Since joining the venture capital business in 1985, Mr. Yang has helped start many media and infrastructure companies, including Ask Jeeves, Excite, MySpace, Foundry Networks and Juniper Networks. This experience provides strategic direction, growth and technology expertise to the Company. Mr. Yang's current and prior service on the boards of several private and public companies as well as with non-profit organizations including the Advisory Council for the Stanford Graduate School of Business, the United States Golf Association and the United States Olympic and Paralympic Foundation, provides our Board with the benefit of his perspectives on business, corporate governance and citizenship, and finance.

FAMILY RELATIONSHIPS
Gregory E. Johnson, the Chairman of the Board, Chief Executive Officer and a director of the Company, is the nephew of Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, the brother of Charles E. Johnson, a director of the Company and Jennifer M. Johnson a Co-President of the Company. Charles E. Johnson is the nephew of Rupert H. Johnson, Jr. and the brother of Gregory E. Johnson and Jennifer M. Johnson. Jennifer M. Johnson is the niece of Rupert H. Johnson, Jr. and the sister of Gregory E. Johnson and Charles E. Johnson.

General

The Corporate Governance Committee of the Board recommended and nominated, and the Board approved, the nominees named above for election as members of the Board. Each director nominee was elected by the Company's stockholders at the Company's last annual meeting of stockholders and, accordingly, is standing for re-election.

The Corporate Governance Committee and the Board believe that the nominees have the requisite experience, qualifications, attributes and skills to provide the Company with effective oversight of a global investment management organization. The Corporate Governance Committee and the Board believe that there are general requirements and skills that are required of each director and other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board believes that, consistent with these requirements, each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interest of the Company and its stockholders and a dedication to enhancing

stockholder value. The Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The Corporate Governance Committee's Policy Regarding Nominations and Qualifications of Directors described below outlines the qualities that the Corporate Governance Committee and the Board seek in director nominees.

If elected, each nominee will serve until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

In accordance with the Company's Director Independence Standards, described more fully below, and the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following director nominees are independent and do not have a material relationship with the Company: Peter K. Barker; Mariann Byerwalter, Mark C. Pigott; Chutta Ratnathicam; Laura Stein; Seth H. Waugh and Geoffrey Y. Yang.

CORPORATE GOVERNANCE

The Company regularly monitors regulatory developments and reviews its policies and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, as well as corporate governance-related rules adopted by the SEC and the NYSE.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines, which are posted in the corporate governance section of the Company's website at *www.franklinresources.com* (the "Company's website"). The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisers, director compensation, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Ethics and Business Conduct. The Board has adopted a Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates. The Code of Ethics and Business Conduct is posted in the corporate governance section of the Company's website. The Company also has a Compliance and Ethics Hotline, where employees can report a violation of the Code of Ethics and Business Conduct or anonymously submit a complaint concerning auditing, accounting or securities law matters. We intend to satisfy the disclosure requirement regarding any amendment to or a waiver of, a provision of the Code of Ethics and Business Conduct for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Director Independence Standards. The Board has adopted guidelines for determining whether a director is independent, which are available on the Company's website. The Board will monitor and review as necessary, but at least once annually, commercial, charitable, family and other relationships that directors have with the Company to determine whether the Company's directors are independent.

For a director to be considered independent, the Board must determine affirmatively that the director does not have material relationships with the Company either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. Such determination will be made and disclosed pursuant to applicable NYSE or other applicable rules. A material relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships. The Board has established the following guidelines to assist it in determining whether a director does not have material relationships and thereby qualifies as independent:

A. A director will not be independent if, at any time within the preceding three years (unless otherwise specified below):

    1. (a) the director was employed by the Company; or
       (b) an immediate family member[1] of the director was employed by the Company as an executive officer[2] of the Company;

    2. the director (or an immediate family member of the director who in the capacity of an executive officer of the Company) received direct compensation from the Company (other than for prior service as a director, or as pension or deferred compensation) of more than $120,000 in any 12-month period;

    3. (a) the director or an immediate family member of the director is currently a partner of the Company's internal auditor or external independent auditor;
       (b) the director is currently employed by the Company's internal auditor or external independent auditor;
       (c) an immediate family member of the director is currently employed by the Company's internal auditor or external independent auditor and personally works on the Company's audit; or
       (d) the director or an immediate family member of the director was formerly employed by or a partner of the Company's internal auditor or external independent auditor and personally worked on the Company's audit within that time;

---

[1] An immediate family member includes a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone (other than a domestic employee) sharing the director's home.

[2] An executive officer means a Section 16 reporting person under the Securities Exchange Act of 1934, as amended.

4. the director or an immediate family member of the director was employed by another company and an executive officer of the Company served on the compensation committee of such other company; or

5. (a) the director is an employee of a company that made payments to or received payments from the Company for property or services, in any single fiscal year, of more than the greater of $1.0 million or 2% of the other company's consolidated gross revenues;

   (b) an immediate family member of the director is an executive officer of a company that made payments to or received payments from the Company for property or services, in any single fiscal year, of more than the greater of $1.0 million or 2% of the Company's consolidated gross revenues; or

   (c) the director or an immediate family member of the director serves as an officer, director or trustee of a tax exempt organization, and the Company's contributions to the organization, in any single fiscal year, are more than the greater of $3.0 million or 5% of that organization's consolidated gross revenues.

B. The following relationships are not by themselves considered to be material and would not by themselves impair a director's independence:

1. a director (or an immediate family member of the director) serves as an executive officer, employee, partner or significant owner (more than 10%) of a company that made payments to or received payments from the Company, in any single fiscal year, of less than the greater of $1.0 million or 2% of the consolidated gross revenues of the other entity;

2. a director is an executive officer of another company, which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other, in any single fiscal year, is less than 2% of the total consolidated assets of the other company;

3. a director (or an immediate family member of a director) serves as an officer, director or trustee of a tax exempt organization, and the Company's contributions to the organization, in any single fiscal year, are more than the greater of $1.0 million or 2% of that organization's consolidated gross revenues, provided that such contributions do not exceed the limits set forth in Paragraph A.5(c) above and that disclosure is made in the Company's annual proxy statement;

4. a director serves or served as a director of a subsidiary, which is a privately held, wholly-owned, direct or indirect subsidiary of the Company;

5. a director or an immediate family member of a director has entered into a transaction(s) with the Company or any affiliate of the Company in which the transaction(s) involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services, provided the terms of such transaction(s) are not preferential to the terms for similar transactions by the Company or affiliate of the Company in the ordinary course; or

6. a director or an immediate family member of a director maintains a trading, investment management, custody or other account with an affiliate of the Company, provided the terms of such account are generally the same as or similar to accounts offered by the affiliate of the Company in the ordinary course.

C. For all relationships not specifically and clearly addressed by the guidelines above, the determination of whether or not a director has a material relationship, and therefore whether or not the director qualifies as independent or not, shall be made by the Board based on the totality of circumstances.

Policy Regarding Multiple Board Memberships. The Board has adopted, upon the recommendation of the Corporate Governance Committee, a policy regarding memberships on boards of directors or equivalent governance bodies of unaffiliated publicly traded companies or other entities. If a member of the Board also serves as the principal executive officer, such as the Chief Executive Officer or President, of a publicly traded company, it is the policy of the Board that such Board member shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on three or more boards of directors or equivalent governance bodies of unaffiliated publicly traded companies, excluding the Company's Board. If a member of the Board does not serve as a principal executive officer, such as a Chief Executive Officer or President, of a publicly traded company, it is the policy of the Board that such Board member shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on four or more boards of directors or equivalent governance bodies of publicly traded companies, excluding the Company's Board.

Prohibition against Hedging Transactions. Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e. a short sale by the holder of a long position in the same stock) of securities issued by Franklin Resources, Inc., and securities issued by any closed-end fund sponsored or advised by the Company are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Stock Ownership Guidelines. As a significant ownership interest by directors in the Company tends to align the interests of members of the Board with the interests of the Company's stockholders, as of October 20, 2014, all directors on the Board were expected to own shares of common stock of the Company with a value of at least 5x the value of their annual cash retainer; provided, however, that Board members who have not yet served for 5 years on the Board as of October 20, 2014, will be expected to meet the required ownership level within 5 years of their appointment to the Board. Similarly, as a significant ownership interest by certain senior officers in the Company tends to align the interests of members of management of the Company with the Company's stockholders and to strengthen the link between long-term Company performance and executive compensation, senior officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by the later of December 31, 2010 or five years from when he or she first assumed the particular senior officer position for which stock ownership is expected:

Senior Officer Level	Market Value of Shares Owned as a Multiple of Base Salary
Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President and Co-President	4X
Executive Vice President	4X
Senior Vice President	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's stock, and funds deemed invested in shares of common stock under the Directors deferred compensation plan. Shares of common stock held by immediate family members (which includes a director's or senior officer's spouse, children and parents) or entities controlled by a director or senior officer may be considered holdings of the director or senior officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 31, 2015, all directors and officers were in compliance with these guidelines.

INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2015, the Board held six meetings (not including committee meetings). For fiscal year 2015, the directors attended over 99% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which a Director served during the periods that he or she served.

To promote open discussion among the independent directors, the independent directors meet in executive session at least two times per year and generally meet in executive session after regularly scheduled Board meetings. Peter K. Barker, the independent Lead Director, presides at the executive sessions of the independent directors. The Board encourages directors to attend the annual meeting of stockholders. Nine of the directors then standing for election attended last year's annual meeting in person.

Committee Membership and Meetings

The current standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Special Awards Committee. The table below provides current membership and meeting information.

	Audit	Compensation	Corporate Governance	Special Awards
Peter K. Barker	—	C	—	—
Mariann Byerwalter	M	—	—	—
Gregory E. Johnson	—	—	—	M
Mark C. Pigott	—	M	M	—
Chutta Ratnathicam	C	—	—	—
Laura Stein	M	—	C	—
Seth H. Waugh	—	M	—	—
Geoffrey Y. Yang	M	—	M	—
Fiscal year 2015 Meetings	8	6	6	—*

M—Member
C—Chairman
* Mr. G. Johnson is the sole member of the Special Awards Committee. This Committee takes actions by written consent in lieu of meeting.

Below is a description of each standing committee of the Board. The Board has affirmatively determined that each of these standing committees (other than the Special Awards Committee) consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities Exchange Act of 1934, and the Director Independence Standards established by the Board. See "Director Independence Standards" above. The Board has also determined that each member of the Audit Committee and the Compensation Committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

The Audit Committee

Established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, the Audit Committee currently consists of Messrs. Ratnathicam (Chairman) and Yang and Mss. Byerwalter and Stein.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee: (1) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the independent auditors' qualifications and independence; and (4) the performance of the Company's internal audit function and independent auditors. The Audit Committee also prepares the report the Audit Committee is required to include in the Company's annual proxy statement. In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors. The Audit Committee meets with the Company's independent auditors and reviews the scope of their audit,

the related reports and any recommendations they may make. The Audit Committee also reviews the annual audited financial statements for the Company. In addition, the Audit Committee assists the Board in the oversight of the Company's risk management processes (as described more fully below under "Risk Management and the Board's Role in Risk Oversight").

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Audit Committee met eight times during fiscal year 2015. The Audit Committee Charter is posted in the corporate governance section of the Company's website at *www.franklinresources.com/corp/pages/generic_content/ corporate_governance/audit_committee_charter.jsf*. The Board has determined that all Audit Committee members are financially literate under the NYSE listing standards and that Mr. Chutta Ratnathicam, is an audit committee financial expert within the meaning of the rules of the SEC.

The Compensation Committee

The Compensation Committee currently consists of Messrs. Barker (Chairman), Pigott and Waugh. The Compensation Committee oversees the establishment of goals and objectives related to Chief Executive Officer compensation, determines the compensation level of the Chief Executive Officer, assists the Board in fulfilling its responsibility relating to the compensation (and related benefits) of the executive officers of the Company, discharges the responsibilities of the Board relating to compensation of the Company's executives and prepares the annual report on executive officer compensation for the Company's proxy statement. The Committee also reviews and discusses with management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in the Company's proxy statement. In addition, the Compensation Committee reviews and approves compensation arrangements between the Company and members of its Board of Directors. The Compensation Committee may delegate any of its responsibilities to subcommittees as it deems appropriate.

The Compensation Committee generally adheres to the following processes and procedures in connection with the consideration and determination of the compensation of the Company's executive officers and directors.

Determination of Executive Compensation. The Compensation Committee meets periodically throughout the year to (i) review and approve corporate goals and objectives relevant to the compensation of the executive officers, (ii) evaluate the performance of the executive officers in light of those goals and objectives, and (iii) determine and approve the compensation of the executive officers. For a detailed description regarding the Compensation Committee's role in setting executive compensation, including the role of executive officers in the process, see "Compensation Discussion and Analysis" below.

Determination of Director Compensation. The Compensation Committee meets at least annually to review and make recommendations to the Board on the compensation (including equity-based compensation) of the Company's non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the Company's size and scope of business activities, including service on Board committees;

- that a component of the compensation should be designed to align the directors' interests with the long-term interests of the Company's stockholders; and
- that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the Compensation Committee receives a report of its independent consultant on comparable non-executive director compensation practices and levels. No executive officer of the Company is involved in determining or recommending non-executive director compensation levels. For a description regarding the role and scope of assignment of the Compensation Committee's compensation consultant see "Compensation Discussion and Analysis" below. See the section of this Proxy Statement entitled "Director Fees" below, for a discussion of compensation paid to the Company's directors during fiscal year 2015. Directors who are executives of the Company do not receive compensation for their Board service. The Compensation Committee did not recommend any changes to non-executive director compensation in fiscal year 2015.

Incentive Plan Matters. The Compensation Committee also administers the Company's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2014 Key Executive Incentive Compensation Plan (the "KEIP"), the 2002 Universal Stock Incentive Plan (the "USIP") and the 1998 Employee Stock Investment Plan (the "ESIP").

The Compensation Committee's charter reflects these various responsibilities, and the Compensation Committee and the Board of Directors annually review the charter, and revise it as necessary or appropriate. The Compensation Committee Charter is posted in the corporate governance section of the Company's website at *www.franklinresources.com/corp/ pages/generic_content/corporate_governance/compensation_ committee_charter.jsf*. The Compensation Committee met six times during fiscal year 2015.

The Special Awards Committee

The sole member of the Special Awards Committee is Mr. Gregory E. Johnson. The Committee has separate but concurrent authority with the Compensation Committee to make certain limited equity and cash awards to employees of the Corporation and its subsidiaries who are not executive officers subject to Section 16 of the Securities Exchange Act of 1934.

The Corporate Governance Committee

The Corporate Governance Committee currently consists of Ms. Stein (Chairperson) and Messrs. Pigott and Yang.

The Corporate Governance Committee has the responsibilities set forth in its charter and provides counsel to the Board of Directors with respect to the organization, function and composition of the Board and its committees and oversees the evaluation of the Board and the committees. The Corporate Governance Committee is also responsible for developing and recommending to the Board corporate governance policies and procedures applicable to the Company and reviewing the anti-money laundering policies, procedures and operations of the Company on a periodic basis. The Committee is also tasked with identifying and recommending to the Board's independent directors potential Lead Director candidates from among the independent directors. The Corporate Governance Committee met six times during fiscal year 2015. The Corporate Governance Committee Charter is posted in the corporate governance section of the Company's website at *www.franklinresources.*

com/corp/pages/generic_content/corporate_governance/ corporate_governance_charter.jsf.

The Corporate Governance Committee is responsible for identifying and recommending to the Board potential director candidates for nomination and election to the Board at the annual meeting of stockholders. It uses a variety of means as it determines are necessary or appropriate, including recommendations of stockholders, to do so. The Corporate Governance Committee has adopted a policy regarding nominations and qualifications of directors, which has been approved by the Board. Under such policy, the Corporate Governance Committee may solicit recommendations from current and former directors, management or others who may be familiar with qualified candidates, and may consider current directors for re-nomination. The Corporate Governance Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm's fees and other retention terms) to assist in the identification of candidates.

The Corporate Governance Committee believes there are certain minimum skills and qualifications that each director nominee must possess or satisfy, including:

- high personal and professional integrity and ethical character;
- significant achievement in business, finance, government, education, law, technology or other fields important to the operation of the Company;
- the ability to exercise sound business judgment on a broad range of issues;
- sufficiently broad experience and professional and educational background to have a general appreciation of the major issues facing public companies of a size and scope similar to the Company;
- the willingness and ability to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the Company and its stockholders and committed to enhancing stockholder value.

The Corporate Governance Committee also believes there are other skills and qualifications that at least one or more directors must possess or satisfy, including:

- experience and knowledge of the industry sector in which the Company operates its business;
- a majority of the directors being "independent" directors in accordance with the corporate governance listing standards of the NYSE;
- at least three directors meeting the additional independence requirements for members of the Audit Committee of the Board in accordance with the applicable rules of the NYSE;
- at least three directors who are eligible to serve on the Audit Committee of the Board being "financially literate" or capable of becoming "financially literate" within a reasonable period of time;
- at least one director who is eligible to serve on the Audit Committee of the Board being an "audit committee financial expert" in accordance with applicable rules of the SEC;
- at least three directors meeting the additional independence requirements for members of the Compensation Committee of the Board in accordance with the applicable rules of the NYSE; and
- other standards the Board may adopt from time to time.

In considering candidates for director nominee, the Corporate Governance Committee generally assembles information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the overall Board balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

With respect to current directors, the Corporate Governance Committee considers past attendance at meetings and assesses participation in and contributions to the activities of the Board. The Corporate Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Corporate Governance Committee may seek input from the Company's management or the Board, who may interview any candidate. The Corporate Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with the Company's policy regarding nominations and qualifications of directors.

The Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the Company. Stockholders may make such a recommendation by submitting a completed Director Nomination Form, which is posted in the corporate governance section of the Company's website, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. Completed Director Nomination Forms shall be sent to: Corporate Governance Committee, Franklin Resources, Inc., c/o Maria Gray, Secretary, One Franklin Parkway, San Mateo, CA 94403-1906. This year our Proxy Statement is dated January 8, 2016; for a recommendation to be properly made for the 2017 annual meeting, we must receive the notice of recommendation between August 11, 2016 and September 10, 2016.

The manner in which the Corporate Governance Committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Corporate Governance Committee will not evaluate a candidate recommended by a stockholder unless the Director Nomination Form provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the Company and to provide all of the information necessary to conduct an evaluation.

Board Leadership Structure

Mr. Gregory E. Johnson our CEO has served as Chairman of the Board since June 2013. The Board believes the current structure is appropriate because having a single leader for both the Company and the Board provides clear leadership for the strategic vision, management and operations of our Company. The Board believes that this leadership structure strengthens the Board's ability to focus on key risk, business and strategic issues and helps the Company operate in the long-term interests of shareholders. As Mr. G. Johnson is not an independent director under the NYSE rules, Mr. Peter K. Barker, an independent director, has been selected by the independent directors as Lead Director. The duties of the Lead Director are set forth in the Lead Director Charter available on the Company's website at *www.franklinresources.com/corp/pages/generic_content/ corporate_governance/lead_director_charter.jsf* and include:

- presiding at the executive sessions of the independent directors and of the non-employee directors of the Board;
- presiding at meetings of the Board in the absence of the Chairman and Vice Chairman of the Board or upon the request of the Chairman;
- calling meetings of the independent directors and non-employee directors of the Board, as appropriate;
- serving as a liaison to facilitate communications between other members of the Board and the Chairman, the Vice Chairman, the CEO and the Co-Presidents, without inhibiting direct communications between and among such persons;

- advising and consulting with the Chairman and CEO on, and approving, Board and committee meeting schedules, including the need for special meetings as appropriate, and Board and committee meeting agenda items, to help ensure that appropriate items are brought forward for Board and committee consideration and appropriate time is apportioned for discussion;
- advising and consulting with the Chairman and CEO on the general scope and type of information to be provided in advance and/or to be presented at Board meetings;
- in coordination with the Chairman and CEO, serving as a liaison to stockholders who request direct communications and consultation with the Board or otherwise delegating such task to an appropriate member of the Board based on the circumstances;
- consulting with outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Director role;
- collaborating with the Compensation Committee on the annual performance evaluation of the CEO; and,
- collaborating with the Corporate Governance Committee on matters related to Board effectiveness and independence including the performance and structure of the Board and its committees, and the performance of individual directors.

While the Board does not have a fixed policy regarding the separation of the offices of the Chairman and Chief Executive Officer, the Corporate Governance Committee reviews the Board's leadership structure annually with the Board.

Risk Management and the Board's Role in Risk Oversight

Our Company recognizes the importance of effective risk management to the success of our business and our stockholders and has long-standing and highly developed structures in place to manage risk. The Board of Directors has principal responsibility for oversight of the Company's risk management processes. The Board regularly receives information on risks facing the Company from, and provides oversight to, a variety of management groups, including the enterprise risk management, global compliance, internal audit, finance risk and control and compensation risk review groups. These groups provide reports either directly to the full Board, or to the Audit Committee or Compensation Committee. Each of these Board committees is comprised solely of independent directors and reports to the full Board

at each Board meeting. Regional and separate key risk committees of our management, as well as business and operational risk functions, report to the enterprise-wide management groups which in turn report to the full Board or a committee of the Board. Our internal audit and global compliance groups conduct monitoring and testing of Company-wide policies and procedures and report quarterly to the Audit Committee and Board of Directors, respectively.

The full Board oversees the Company's business continuity planning, reviewing and approving management's plans with respect to, among other things, key management succession, disaster planning, crisis management, and prioritization of recovery efforts. The Board also reviews and approves the Company's Corporate Liquidity Policy, which addresses how the Company would respond to possible liquidity crises created by temporary market disruptions and/or longer-term financial distress.

The Audit Committee receives risk management and internal audit reports at least quarterly and oversees enterprise risk assessment and risk management policies and procedures. The full Board receives reports of, and provides direction to, the enterprise-wide risk management committee and internal auditor at least annually. The Compensation Committee evaluates the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. A management compensation risk review committee (the "CRRC"), which reviews new and existing compensation programs and practices to ensure that they do not encourage imprudent risk taking or expose the Company to material amounts of risk, reports on its findings to the Compensation Committee. As part of the CRRC's review of compensation arrangements across the Company, the CRRC has undertaken a comprehensive assessment of existing compensation programs and practices to ensure that imprudent risk-taking is not encouraged and that appropriate

risk mitigation features are in place. The Audit Committee and the Compensation Committee report on risk, along with other committee matters, at meetings of the full Board.

At their meetings, the Board, Audit Committee and Compensation Committee review and discuss identified risks with the relevant members of senior management and members of the various groups with responsibility for risk identification and management. These regular communications provide the Board with a practical and in-depth understanding of the risks facing the Company and enable the Board to provide direction to management with respect to its approach to identifying, monitoring and addressing material risks.

Our Board's role in risk oversight is well-supported by having an experienced Chairman and Chief Executive Officer, who has extensive knowledge of and experience with the risks that the Company faces. In addition, the Audit, Compensation and Corporate Governance Committees of the Board are composed entirely of independent directors, as described above in "Committee Membership and Meetings", which the Board believes also enhances risk oversight.

DIRECTOR FEES

Standard Compensation Arrangements

Standard Board Fees. For fiscal year 2015, directors who were not employees of the Company were paid a retainer fee of $21,250 per quarter and an annual equity grant valued at $125,000 (rounded up to the nearest whole share) on the date of the annual organizational meeting of the Board.

Special Board Meeting Fees. A special Board meeting fee of $5,000 is payable to each non-employee director for each Board meeting attended by such director in excess of the five regularly scheduled Board meetings per fiscal year. Fees were paid for one special Board meeting in fiscal year 2015.

Standard Committee Fees. Independent directors who served on Board committees were paid $1,500 per committee meeting attended. In addition, the Chairpersons of the Compensation Committee and the Corporate Governance Committee received $2,500 and the Chairperson of the Audit Committee received $3,750 per quarter.

Lead Director Fee. The Lead Director receives an annual retainer fee of $20,000, payable in quarterly payments of $5,000.

Other Board Compensation. The Company reimburses directors for certain expenses incurred in connection with attending Board and Board committee meetings as well as other Company-related events, including travel, hotel accommodations, meals and other incidental expenses for the director and his or her spouse accompanying the director in connection with such events. The Company may also, from time to time, provide directors and their spouses' token gifts of nominal value.

The following table details the total compensation earned by the Company's directors in fiscal year 2015:

FISCAL YEAR 2015 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total Compensation ($)
Samuel H. Armacost[4]	—	69,500	69,500
Peter K. Barker	—	250,000	250,000
Mariann Byerwalter[5]	48,500	125,000	173,500
Charles E. Johnson	90,000	125,000	215,000
Gregory E. Johnson[6]	—	—	—
Rupert H. Johnson, Jr.[7]	—	—	—
Mark C. Pigott	—	227,000	227,000
Chutta Ratnathicam	242,000	—	242,000
Laura Stein	212,625	28,375	241,000
Anne M. Tatlock[8]	93,500	—	93,500
Seth H. Waugh[9]	—	170,500	170,500
Geoffrey Y. Yang	—	225,000	225,000

[1] Fees include quarterly retainer fees, committee meeting attendance fees and fees for service as a committee chairman. Fees are awarded in cash, the payment of which may be deferred pursuant to the 2006 Directors Deferred Compensation Plan (the "Directors Deferred Plan") described below in "Deferred Director Fees". Pursuant to the Directors Deferred Plan, directors may elect to defer payment of their directors' fees and stock awards into hypothetical investments in common stock of the Company and/or in Company sponsored mutual funds. If a director receives fees in cash or elects to defer fees (including the annual stock grant) into hypothetical units of Company sponsored mutual funds, such amounts are included in this column. Any such director fees deferred into hypothetical shares of the Company's common stock are included in the "Stock Awards" column. See notes 2 and 3 below.

[2] Stock Awards amounts represent the aggregate grant date fair value, recorded in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation - Stock Compensation" ("ASC 718"), associated with (i) an annual stock grant made on March 11, 2015, provided such stock grant is not deferred into hypothetical units of Company sponsored mutual funds (see note 1 above), and (ii) director fees earned in fiscal year 2015 but whose payment is

deferred into hypothetical shares of the Company's common stock and eventually payable in cash. See "Deferred Director Fees" below. The valuation assumptions (i) for the annual stock grant are the closing price for the common stock on the NYSE on the grant date (March 11, 2015) and (ii) for the deferred hypothetical Company common stock are changes in the closing price of the common stock on the NYSE during fiscal year 2015, and the reinvestment of dividends declared by the Company. Because of the required accounting treatment under ASC 718, the Stock Award amounts for fees earned in fiscal year 2015 and deferred into hypothetical shares of common stock may vary (up or down) to reflect market prices of the common stock.

[3] The following represents the grant date fair value for all Stock Awards received in fiscal year 2015:

Name	Actual Common Stock ($)	Deferred Hypothetical Shares ($)
Samuel H. Armacost	—	69,500
Peter K. Barker	125,000	125,000
Mariann Byerwalter	—	125,000
Charles E. Johnson	125,000	—
Mark C. Pigott	—	227,000
Chutta Ratnathicam	—	—
Laura Stein	—	28,375
Anne M. Tatlock	—	—
Seth H. Waugh	125,000	45,500
Geoffrey Y. Yang	125,000	100,000

[4] *Mr. Armacost retired from the Board of Directors of the Company on March 11, 2015.*

[5] *Ms. Byerwalter was elected to the Board of Directors of the Company on March 11, 2015.*

[6] *Mr. G. Johnson is the Chairman of the Board and Chief Executive Officer of the Company and does not receive compensation for his service as a director. See the Summary Compensation Table in "Executive Compensation" below.*

[7] *During fiscal year 2015, Mr. R. H. Johnson, Jr. was an executive as well as a director of Franklin Resources, Inc. and did not receive compensation for his service as a director. See "Certain Relationships and Related Transactions" below for information regarding his fiscal year 2015 compensation.*

[8] *Fees also includes $35,000 in fees for service as an emeritus director of Fiduciary Trust Company International ("Fiduciary Trust"), a subsidiary of the Company. Ms. Tatlock retired from the Board of Directors of the Company on March 11, 2015.*

[9] *Mr. Waugh was elected to the Board of Directors of the Company on March 11, 2015.*

Deferred Director Fees

The Company and its subsidiaries allow non-employee directors to defer payment of their directors' fees and stock awards, and to treat the deferred amounts as hypothetical investments in common stock of the Company and/or in Company sponsored mutual funds, as selected by the director. Directors are then credited with the same earnings, gains or losses that they would have incurred if the deferred amounts had been invested in the specific investments, in the specific amounts and for the specific periods as directed by each particular director. Additionally, directors who defer their directors' fees and stock awards are credited with notional dividends and other distributions at the same time, in the same form, and in equivalent amounts as dividends and other distributions that are payable from time to time with respect to investments selected by each particular director. On the payout dates elected by a director, the hypothetical investments are valued and the Company or its subsidiary, as applicable, must pay the director or his

or her beneficiary a cash amount equal to the value of the hypothetical investments.

Payouts may be made in a lump sum or in periodic installments. If a director changes his or her distribution election for amounts previously deferred, any such change does not take effect for one (1) year from the date of the new election and each distribution installment (or lump sum) will occur no earlier than five (5) years after such installment (or lump sum) would have been paid under the prior distribution election (with a series of distributions treated as one payment for this purpose). Accelerated distributions are permitted in limited circumstances in accordance with Section 409A ("Section 409A") of the Internal Revenue Code (the "Code"), and the plan may be terminated by the Company if certain conditions are met, in each case as set forth more fully in the plan. The plan is intended to comply with the provisions of Section 409A of the Code.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table contains information regarding the beneficial ownership of our common stock as of December 1, 2015 by the stockholders that our management knows to beneficially own more than five percent of our outstanding common stock as of such date. The percentage of ownership is calculated based on 600,632,863 outstanding shares of common stock on December 1, 2015.

Except as otherwise noted, each beneficial owner in the table had sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned[2]	Percent of Class
Charles B. Johnson[3]	107,759,057	17.94%
Rupert H. Johnson[4]	106,960,637	17.81%
Massachusetts Financial Services Company[5]	36,641,117	6.10%

[1] The addresses of Messrs. C. B. Johnson and R. H. Johnson, Jr. are: c/o Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

[2] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the Securities and Exchange Commission.

[3] Includes 97,519,016 shares held in a trust for which Mr. C.B. Johnson is trustee with voting and investment power, of which 6,000,000 shares are pledged as collateral in connection with a line of credit. Also includes approximately 21,096 shares held in the 401(k) Plan, 4,186,651 shares held in an individual retirement account (an "IRA"), 1,350,000 shares held by his spouse, and 817,800 shares held by a trust for which his spouse is the lifetime beneficiary. Also includes an aggregate of 3,864,494 shares held by four private charitable foundations for which he is a trustee (disclaims beneficial ownership of such shares).

[4] Includes 104,465,045 shares held in a trust for which Mr. R. H. Johnson, Jr. is trustee with voting and investment power. Also includes approximately 22,008 shares held in the 401(k) Plan, 1,206,735 shares held in an IRA, and 10,116 shares held by his spouse (disclaims beneficial ownership of such shares). Also includes 1,256,733 shares held by a private charitable foundation for which he is a trustee (disclaims beneficial ownership of such shares).

[5] Pursuant to information reported by the holder in a Schedule 13G filed with the SEC on February 3, 2015, reporting shares of the Company beneficially owned as of December 31, 2014. The holder reported having sole dispositive power for such shares, which includes 32,973,017 shares for which the holder has sole voting power, with the aggregate number of reported shares consisting of shares beneficially owned by the holder and/or certain other non-reporting entities. The holder lists its principal business address as 111 Huntington Avenue, Boston, MA 02199.

STOCK OWNERSHIP AND STOCK-BASED HOLDINGS OF DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

The following table contains information regarding the beneficial ownership of our common stock as of December 1, 2015 by:

- each director and director nominee;
- each executive officer named in the Summary Compensation Table below; and
- all directors, director nominees and executive officers of the Company as a group (including named executive officers).

The percentage of ownership is calculated based on 600,632,863 outstanding shares of common stock on December 1, 2015. Except as otherwise noted, each beneficial owner in the table had sole voting and investment power with respect to such shares.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Total Company Stock-Based Holdings[2]	Percent of Shares Beneficially Owned[3]
Directors and Director Nominees:			
Peter K. Barker	14,297	20,757	*
Mariann Byerwalter	—	2,437	*
Charles E. Johnson[4]	5,151,610	5,151,610	*
Gregory E. Johnson[5]	5,138,912	5,138,912	*
Rupert H. Johnson, Jr.[6]	106,960,637	106,960,637	17.81%
Mark C. Pigott	2,831	23,009	*
Chutta Ratnathicam	14,856	30,141	*
Laura Stein	9,141	16,139	*
Seth H. Waugh	2,414	3,980	*
Geoffrey Y. Yang	11,804	22,709	*
Named Executive Officers:			
Vijay C. Advani[7]	416,524	416,524	*
Jennifer M. Johnson[8]	4,473,173	4,473,173	*
Kenneth A. Lewis[9]	152,410	152,410	*
John M. Lusk[10]	117,801	117,801	*
All directors, director nominees and executive officers as a group (15 persons)[11]	122,589,695	122,653,524	20.41%

* Represents less than 1% of the outstanding common stock.

[1] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the Securities and Exchange Commission. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person may acquire within 60 days, including through the exercise of stock options or vesting of restricted stock units where applicable. This number of shares beneficially owned therefore includes all unvested restricted stock awarded and shares held by such persons in the Company's 401(k) Plan. Each share of unvested restricted stock confers voting but not dispositive power. The Company has no outstanding stock options, and such persons do not hold any restricted stock units that may be acquired within 60 days.

[2] This column combines beneficial ownership of shares of our common stock with deferred director fees held by certain non-employee directors in an account economically equivalent to our common stock (but payable in cash), as of December 1, 2015. See "Director Fees—Deferred Director Fees" for a description of deferred director fees. This column indicates the alignment of the named persons and group with the interests of the Company's stockholders because the value of their total holdings will increase or decrease correspondingly with the price of the Company's common stock. The amounts described in this footnote are not included in the calculation of the percentages contained in the Percent of Shares Beneficially Owned column of this table.

[3] The percent ownership for each stockholder on December 1, 2015 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) 600,632,863 shares (the total number of shares outstanding on December 1, 2015) plus any shares acquirable by that person currently or within 60 days after December 1, 2015.

[4] Includes an aggregate of 1,999,800 shares held pursuant to a limited partnership, and 56,376 shares held in his children's trusts for which Mr. C. E. Johnson is a trustee with voting and investment power (disclaims beneficial ownership of such shares). Also includes an aggregate of 3,082,550 shares held by a private charitable foundation for which he is a trustee (disclaims beneficial ownership of such shares).

[5] Mr. G. Johnson is also a named executive officer of the Company. Includes approximately 4,847 shares held in the 401(k) Plan and 280,948 shares of unvested restricted stock. Also includes an aggregate of 2,961,000 shares held pursuant to two limited partnerships, 8,100 shares held in a business trust for Mr. G. Johnson, 67,708 shares held in his children's trusts for which Mr. G. Johnson is a trustee with voting and investment power (disclaims beneficial ownership of such shares), and 17,307 shares held by his spouse (disclaims beneficial ownership of such shares).

[6] See footnote (4) under "Stock Ownership of Certain Beneficial Holders" above.

[7] Includes approximately 1,088 shares held in the 401(k) Plan and 100,746 shares of unvested restricted stock. Also includes 307,578 shares held in trusts for which Mr. Advani and his spouse are co-trustees with shared voting and investment power.

[8] Includes approximately 1,668 shares held in the 401(k) Plan and 58,336 shares of unvested restricted stock. Also includes an aggregate of 2,808,000 shares held pursuant to two limited partnerships, 15,000 shares held in a business trust for Ms. Johnson, and 160,969 shares held in her children's trusts for which Ms. Johnson is a trustee with voting and investment power (disclaims beneficial ownership of such shares). Also includes 238,294 shares pledged as collateral in connection with a line of credit (such shares were not received as compensation).

[9] Includes approximately 1,829 shares held in the 401(k) Plan and 42,083 shares of unvested restricted stock. Also includes 17,678 shares held in a trust for which Mr. Lewis and his spouse are co-trustees with shared voting and investment power.

[10] Effective October 1, 2015, Mr. Lusk is no longer an executive officer of the Company. Includes approximately 1,398 shares held in the 401(k) Plan and 16,641 shares of unvested restricted stock. Also includes 72,258 shares held in a trust for which Mr. Lusk and his spouse are co-trustees with shared voting and investment power.

[11] Includes an aggregate of approximately 32,843 shares held in the 401(k) Plan and 523,946 shares of unvested restricted stock.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following Compensation Discussion and Analysis (CD&A) provides an overview and analysis of the Compensation Committee's philosophy and objectives in designing compensation programs for the executive officers. In this CD&A, we address the compensation determinations and the rationale for those determinations relating to the Company's chief executive officer, chief financial officer, and the next three most highly compensated executive officers, whom we refer to collectively as the "named executive officers or NEOs"*. For the fiscal year ended September 30, 2015, the named executive officers were:

Name	Title
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer and President**
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer
Vijay C. Advani	Executive Vice President—Global Advisory Services**
Jennifer M. Johnson	Executive Vice President and Chief Operating Officer**
John M. Lusk	Executive Vice President—Investment Management*

* Effective October 1, 2015, Mr. Lusk is no longer an executive officer of the Company.
** Effective October 1, 2015, the Board of Directors of the Company changed Mr. G. Johnson's title to Chairman of the Board and Chief Executive Officer, and appointed Mr. Advani and Ms. Johnson each as a Co-President of the Company.

This CD&A should be read together with the compensation tables for the named executive officers that can be found in this Proxy Statement following the CD&A. Unless otherwise indicated, any references to a particular year in the following discussion means the fiscal year ended September 30th of such year.

Executive Summary

The Compensation Committee believes that executive compensation should be aligned with and support the Company's long-term performance and business objectives. The Compensation Committee aims to focus the named executive officers on the Company's long-term performance by using long-term awards as the Committee believes long-term awards are the most effective tools for aligning the executives' interests with long-term stockholder interests. The portion of the named executive officers' annual compensation linked to the short-term success of the Company is intended to motivate and reward executives to achieve certain objectives and to allow the Company to attract and retain talented executives.

The most recent fiscal year was a challenging one for the Company as it saw declines in assets under management, investment performance, and stock price following record years in those areas. Operating income, net new flows and diluted earnings per share were also down and 3-year total shareholder return ranking was in the lowest quartile of our peer group. The Compensation Committee evaluated the decline in 2015 performance consistent with its philosophy that executive compensation should reflect the Company's performance. In light of this, the Committee reduced total annual compensation for the CEO by 19%, and total compensation for all named executive officers was reduced by 17%. The NEOs also experienced forfeitures of certain previously granted performance awards, as further described below.

A SUMMARY OF OUR COMPENSATION PRACTICES

The pay practices of our executive compensation program demonstrate our commitment to responsible compensation and governance practices.

What We Do	What We Don't Do
✓ Vast majority of pay is based on performance and not guaranteed	✗ No minimum payout level is guaranteed for bonuses or performance awards
✓ Grants of long-term awards are based on meaningful performance measures	✗ No employment, severance or change in control agreements for NEOs
✓ Maintain a clawback policy	✗ No tax gross-ups for a change-in-control or perquisites
✓ Require significant stock ownership	✗ No repricing of underwater stock options
✓ Provide limited perquisites	✗ No hedging for officers and directors
✓ Compensation Committee retains an independent consultant	✗ No special retirement arrangements for executives
✓ Mitigate excessive risk by regularly reviewing incentive compensation plans and compensation practices	

New Performance Award Criteria

The long-term performance-based awards for the named executive officers excluding John Lusk (the "Continuing NEOs") for 2016 will be based 50% on the percentage of the Company's long-term assets under management ranked as performing in the top two quartiles of their respective peer groups over a three-year period. We believe this new performance criterion for the Continuing NEOs rewards the executives for success in a key area of the Company's long-term growth namely, investment management performance. The remaining 50% of the value of the performance awards will be based on the Company's total return to stockholders.

Executive Compensation Overview

OBJECTIVES OF THE COMPENSATION PROGRAM

Each element of compensation paid to the Company's named executive officers is designed to support one or more of the Company-wide or business unit objectives described below.

Company-wide Objectives

In order to link executive compensation to the Company's performance, the Compensation Committee considers a number of financial and non-financial objectives it believes further the growth and welfare of the Company. In particular, the Compensation Committee may reward executives for continued improvement in some or all of the following Company-wide performance measures, among others:

- annual revenue
- assets under management
- diluted earnings per share growth
- earnings per share
- expense management
- net income
- investment management performance
- investment management revenue
- operating income
- operating revenues
- operating profit margin
- pre-bonus operating income
- total return to stockholders

In recent years, the Compensation Committee has placed an emphasis on investment management performance, diluted earnings per share growth, operating profit margin, pre-bonus operating income, operating income growth, net new flows and total return to stockholders as it believes these financial measures are significant indicators of the Company's overall performance.

Measures (as of and for fiscal years ended September 30) (dollars in billions except per share figures)	2015	Percentage Change 2015 vs. 2014	2014
Assets Under Management	770.9	(14)%	$ 898.0
Net New Flows	(48.8)	—	$ (4.6)
Diluted Earnings per Share Growth	3.29	(13)%	$ 3.79
Operating Profit Margin	38.1%	—	37.9%
3-Year Average Annual Total Return to Stockholders	(1.68)%	—	22.5%
Operating Income Growth	(6)%	—	10%

Business Unit Objectives

The Company-wide performance measures described above are driven by and reflect the combined performance of the Company's numerous individual business units. However, the Compensation Committee recognizes that such Company-wide measures may not fully reflect the individual performance and contributions made by the Company's separate business units and their respective leaders. The Compensation Committee therefore believes that, in addition to Company-wide objectives, individual objectives should be set for the executives that are linked to the growth and development of their respective business units. Such goals are specifically tailored to each business unit and include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives. The Compensation Committee seeks to reward executives who achieve such objectives as they are designed to improve business unit performance and contribute to the performance of the Company as a whole.

COMPENSATION PHILOSOPHY

The Compensation Committee believes that executive compensation should be linked with the Company's performance and that executive compensation should be significantly aligned with the interests of the Company's stockholders. In addition, executive compensation is designed to allow the Company to recruit, retain and motivate employees who play a significant role in the Company's current and future success.

The compensation of the named executive officers should be understood within the context of the Company's business. The Company is an investment management organization focused on long-term performance. One of the Compensation Committee's main goals is to focus the executives on the Company's long-term performance. The Compensation Committee believes that long-term awards are effective tools for aligning the executives' interests with long-term stockholder interests in order to increase overall stockholder value. In addition, the named executive officers are often asked to implement long-term initiatives for the Company that, by definition, take more than one fiscal year to accomplish. Stability and continuity among the named executive officers aids in the Company's implementation of such long-term initiatives. Average Company tenure for named executive officers as of September 30, 2015 was 25.2 years. The portion of the named executive officers' annual compensation linked to the short-term success of the Company is designed to motivate and reward executives to achieve certain objectives and to attract and retain talented executives.

At the Company's 2014 Annual Meeting, the Company's stockholders had the opportunity to cast a non-binding advisory vote on the compensation of the named executive officers. More than 98% of the shares voted at the meeting approved the named executive officers' compensation. The Compensation Committee welcomed this feedback and intends to continue its practice of linking executive compensation with Company performance. Stockholders will have another opportunity to vote on executive compensation at the Company's 2017 annual meeting.

2015 CEO AND OTHER NAMED EXECUTIVE OFFICER PAY MIX

The following charts show the various components of the compensation of our named executive officers excluding John Lusk, who is retiring from the Company effective as of March 31, 2016. They illustrate the Compensation Committee's emphasis on equity-based and performance-based components of our executive compensation program.

COMPENSATION MIX
CEO and Average NEO Pay



Base Salary · Annual Incentive Cash · Annual Incentive Restricted Stock (Time Vesting) · Performance-based Long-Term Restricted Stock · Performance-based

WHAT THE COMPENSATION PROGRAM REWARDS AND ITS RELATIONSHIP TO THE COMPANY-WIDE AND BUSINESS UNIT OBJECTIVES

The compensation program for executive officers, including the named executive officers, consists primarily of a base salary and incentive compensation consisting of a combination of cash and equity bonuses based upon the achievement of business unit and Company-wide objectives.

Each element of compensation is designed to reward the achievement of different objectives as summarized below:

COMPENSATION ELEMENT	DESIGNED TO REWARD	RELATIONSHIP TO THE OBJECTIVES
BASE SALARY	• Experience, knowledge of the industry, duties and scope of responsibility	• Provides a minimum, fixed level of cash compensation to attract and retain talented executives to the Company who can continue to improve the Company's overall performance
SHORT-TERM INCENTIVE COMPENSATION	• Success in achieving annual objectives	• Motivates executives to achieve specific Company-wide and business unit objectives • Provides competitive compensation to attract and retain talented executives
LONG-TERM INCENTIVE COMPENSATION	• Continued excellence and attainment of objectives over time • Success in long-term growth and development	• Motivates executives to achieve long-term business unit and Company-wide objectives • Aligns the executives' interests with long-term stockholder interests in order to increase overall stockholder value • Provides competitive compensation to attract and retain talented executives

THE ELEMENTS OF EXECUTIVE COMPENSATION
Base Salary

The Compensation Committee believes that base salaries for the named executive officers should be limited to a reasonable base compensation for the day-to-day performance of their job responsibilities, and that the majority of their pay should be in variable compensation tied to performance. Base salaries are evaluated by the Compensation Committee annually for all named executive officers and in general remain static unless the individual is promoted or the Compensation Committee determines that an adjustment is necessary due to compensation or economic trends in the industry.

Short-term and Long-term Incentive Compensation

The Compensation Committee believes that named executive officers should be encouraged to enhance the Company's performance by linking the receipt of a significant portion of their compensation to the achievement of business unit and Company-wide objectives.

To facilitate the Company's incentive program, each year the Compensation Committee establishes an award pool, under the Annual Incentive Compensation Plan ("AIP"), from which grants are made to named executive officers and other salaried employees of the Company to reward performance. The size of the award pool available for bonus payments is set by the Compensation Committee as a percentage (not to exceed 20%) of the net operating income of the Company, exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and certain special items (such as special compensation payouts on account of a merger) and before the accrual of awards under the AIP, including awards under the Company's 2014 Key Executive Incentive Compensation Plan, or KEIP (referred to as "pre-bonus operating income" or "PBOI").

In determining the percentage of pre-bonus operating income that will go into the award pool, the Compensation Committee considers the recommendation of the Company's Human Resources Group as to the appropriate size of the award pool. In preparing its recommendation, senior members of the Human Resources Group meet periodically with the Chief Executive Officer (the "CEO") to discuss competitive compensation, retention, funding requirements and other significant compensation issues. In addition, the CEO meets with the Chief Financial Officer (the "CFO") to review the quarterly financial performance of the Company over the most recent quarters and the last two years, and in particular focuses on the Company's year-over-year results with regard to the Company-wide performance measures set forth under the heading "Company-wide Objectives" above. All of these factors are taken into account in preparing the recommendation for the percentage of pre-bonus operating income that will go into the AIP award pool. The recommendation is reviewed and endorsed by the CEO prior to its presentation to the Compensation Committee.

Grants from the award pool generally consist of a combination of a cash bonus and restricted stock or restricted stock units, in each case with deferred vesting over time. Awards are generally structured as follows:

AWARD POOL BREAKDOWN



Amounts ≤ $1.0 million
35% / 65%

Amounts > $1.0 million and ≤ $7.0 million
50% / 50%

Amounts > $7.0 million
100%

■ Restricted Stock / Restricted Stock Units ▢ Cash Bonus

Equity awards are granted in the form of restricted stock or restricted stock units rather than options, in part, because the Compensation Committee believes that in the current market restricted stock is a better motivational tool than options. However, the Compensation Committee may, in its discretion, award options to executives in the future.

As noted above, a portion of each grant from the award pool consists of a cash bonus. The use of a cash bonus is designed to reward an executive for achievement of shorter-term objectives. Grants of restricted stock and restricted stock units are designed to reward an executive for continued excellence and attainment of longer-term objectives. In addition, because these awards are subject to either time- or performance-based vesting, they help to focus an executive on the Company's long-term growth and development and aid in retention. The Compensation Committee believes that as an executive's compensation increases, the percentage of compensation received in stock should increase, such that an executive's interests continue to be aligned with those of the other stockholders. In addition, in order to further align the named executive officers' interests with stockholders, each executive is expected to comply with the Company's stock ownership guidelines. As of December 31, 2015, all executive officers were in compliance with the Stock Ownership Guidelines. For additional details regarding these guidelines, see "Other Considerations—Stock Ownership Guidelines" below and "Corporate Governance—Stock Ownership Guidelines" earlier in this Proxy Statement.

As part of the Company's incentive program, the Company also maintains the KEIP, which is a sub-plan under the AIP for key executives. In fiscal year 2015 the Compensation Committee selected each of the named executive officers and one other executive as eligible participants in the KEIP. Awards under the KEIP are intended to qualify for a tax deduction under Section 162(m) for eligible executives. Pursuant to the KEIP, the amount of the award pool available to fund awards for any performance period is equal to 1.25% of PBOI for such performance period. The maximum KEIP award that may be paid to any participant for any performance period is the amount equal to 40% of the award pool. All such KEIP awards are deducted from the Company's AIP award pool.

In order to further emphasize the importance of long-term performance the Compensation Committee also approved performance-based long-term incentive awards for the named executive officers. These awards are granted under the Company's amended and restated 2002 Universal Stock Incentive Plan (the "USIP"). Similar to awards granted under the KEIP, performance-based long-term incentive awards granted under the USIP to the CEO and the three most highly compensated executive officers (other than the CEO and the CFO), are intended to qualify for a tax deduction under Section 162(m). These awards are equity-based and vest over a three-year period based on the achievement of predetermined Company financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of an award tied to such performance measure is forfeited.

The performance-based long-term incentive awards granted in fiscal year 2015 (the "2015 Performance Awards") were tied to the achievement of certain thresholds with respect to two possible performance measures: operating margin, defined as the operating profit margin, expressed as a percentage, that is reported as operating margin in the annual financial statements included in the Company's Annual Report on Form 10-K ("Operating Margin"); and shareholder return ranking, defined as the Company's total return to stockholders, as reported by Bloomberg or FactSet Research Systems (or their respective successors), relative to the respective total return to stockholders of certain peer companies ("Shareholder Return Ranking"). For purposes of the 2015 Performance Awards, peer companies included the following public investment management firms: Affiliated Managers Group Inc., AllianceBernstein L.P., BlackRock Inc., Eaton Vance Corp., Federated Investors Inc., Invesco Ltd., Janus Capital Group, Legg Mason Inc. and T. Rowe Price Group.

One hundred percent of the value of the CEO's 2015 Performance Award is based on Shareholder Return Ranking. For the other NEOs, 50% of the value of the 2015 Performance Awards is contingent on the achievement of certain Operating Margins and 50% is contingent on the Company's Shareholder Return Ranking. The portion of the 2015 Performance Awards tied to Operating Margin vests equally in one-third increments over a three-year period, while the portion attributed to Shareholder Return Ranking vests at the end of the three-year period, subject in each case to the achievement of the performance levels shown in the table below.

| | FY2015 Performance Awards | | | | | |
| | FY2015 | | FY2016 | | FY2017 | |
Performance Period	Performance Level	% Vesting	Performance Level	% Vesting	Performance Level	% Vesting
Operating Margin (3-YR Graded)	≥31.0%	100%	≥31.0%	100%	≥31.0%	100%
	≥30.0 – <31.0%	50%	≥30.0 – <31.0%	50%	≥30.0 – <31.0%	50%
	<30.0%	0%	<30.0%	0%	<30.0%	0%
Shareholder Return Ranking (3-YR Cliff)					Top Quartile	125%
					2nd Quartile	100%
					3rd Quartile	25%
					4th Quartile	0%

The Company's Operating Margin for fiscal year 2015 was 38.1% and surpassed the 31% threshold set forth for the year. As a result, one-third of the portion of the performance-based long-term incentive awards granted for 2014 tied to Operating Margin performance vested for the NEOs excluding the CEO (the "Senior Executives").

As of September 30, 2015, the Company's three-year Shareholder Return Ranking was in the lowest quartile of the peer group. Therefore, none of the performance-based restricted stock awards granted in fiscal year 2013 and

scheduled to vest on December 1, 2015 that were tied to Shareholder Return Ranking ("2013 SRR Shares") vested. Below is a summary of amounts forfeited:

Name	2013 SRR Shares Forfeited	2013 SRR Shares Forfeited Grant Date Value ($)	2013 SRR Shares Forfeited Value as of 9/30/15 ($)
Gregory E. Johnson	19,461	850,000	725,117
Kenneth A. Lewis	6,012	262,500	224,007
Vijay C. Advani	13,737	600,000	511,841
Jennifer M. Johnson	6,297	275,000	234,626
John M. Lusk	2,577	112,500	96,019

Supplemental Compensation

Occasionally, the Compensation Committee may determine that recognition of significant contributions is warranted, or that specific action is required for retention purposes. In such cases, additional cash, long-term restricted stock or restricted stock unit awards may be granted to selected executives. No supplemental compensation was awarded to the NEOs in 2015.

Total Direct Compensation

The Total Direct Compensation table below compares the annualized base pay and incentive compensation ("total direct compensation") awarded for performance in the specified fiscal year with the total direct compensation reported in the Summary Compensation Table, which reflects incentive compensation awarded in the specified fiscal year with respect to performance in the previous fiscal year. For example, the Company's CEO's total direct compensation awarded for performance in fiscal year 2015 decreased by 19%, while the Summary Compensation Table shows a decrease of 4.7%, because it reflects the incentive compensation awarded in fiscal year 2015 for the CEO's performance in fiscal year 2014.

	Total Direct Compensation (in Thousands)[1]						
	Total Annual Compensation				Reported in Summary Compensation Table		
Name	FY2015	FY2014	YoY Change		FY2015	FY2014	YoY Change
Gregory E. Johnson	$ 12,780	$ 15,780	(19.0)%		$ 15,034	$ 15,780	(4.7)%
Kenneth A. Lewis	$ 3,205	$ 3,725	(14.0)%		$ 3,392	$ 3,600	(5.8)%
Vijay C. Advani	$ 6,125	$ 7,925	(22.7)%		$ 6,852	$ 8,025	(14.6)%
Jennifer M. Johnson	$ 4,725	$ 4,675	1.1%		$ 4,246	$ 4,425	(4.0)%
John M. Lusk	$ 2,175	$ 2,925	(25.6)%		$ 3,302	$ 2,850	15.9%

[1] Excluding the value of any executive perquisites and benefits.

Execution of Our Philosophy

PEER GROUP COMPANIES

The Company's Human Resources Group, in conjunction with McLagan Partners ("McLagan"), compares the named executive officers' compensation to the compensation of executive officers performing similar functions among a peer group of other investment management companies. This comparison takes into account the performance of the Company relative to the other companies, the executives'

comparative roles, responsibilities and performance at such companies, and the market size and composition data for such comparable companies. The Human Resources Group also reviews compensation data from a survey of management and administration positions in investment management organizations published by McLagan. McLagan is engaged by the Company to provide additional peer compensation information because of the complexity of identifying a reasonable and appropriate competitor group, particularly given the differences in size and business mix between the Company and certain of its publicly traded peer group companies. The peer group companies reviewed this year were the same as the last five years and included:

- Affiliated Managers Group Inc.,
- AllianceBernstein L.P.,
- Blackrock Inc.,
- BNY Mellon Asset Management,
- Eaton Vance Corp.,
- Federated Investors Inc.,
- Invesco Ltd.,
- Janus Capital Group,
- JP Morgan Asset Management,
- Legg Mason Inc.,
- MFS Investment Management,
- Oppenheimer Funds, Inc.,
- PIMCO Advisers, L.P., and
- T. Rowe Price Group.

The Compensation Committee reviews such public and privately held companies' compensation for comparison purposes but this review is only one of many factors that are considered by the Compensation Committee in setting compensation. The Company's fiscal year ends on September 30th, and that of all but one of the peer group companies ends on December 31st; accordingly, any meaningful compensation comparison must rely on available data covering time periods which do not correspond exactly and during which more beneficial or more adverse economic conditions affecting compensation may have prevailed. The Compensation Committee used 2014 peer market data received from McLagan to compare named executive officer total compensation (comprised of base pay, bonuses and equity compensation) against similar positions at the peer group companies. The Committee's decision on the level of compensation awarded reflected the Company's performance for fiscal year 2015 versus its peer group companies, as well as consideration of the Company's strong operating margin and expense containment among other items. Although relative ranking information is considered by the Compensation Committee in evaluating compensation for the named executive officers, the Compensation Committee does not target a specific percentile ranking for any component of, or the aggregate total of, named executive officer compensation.

Chief Executive Officer's Compensation

STARTING POINT

In setting the Chief Executive Officer's compensation, the Compensation Committee takes into account several factors, both internal and external to the Company. As the Company's highest ranking officer, the CEO is responsible for overseeing all of the Company's operations and results, implementing the Company's strategic objectives and providing direction and leadership to the Company. The Compensation Committee therefore believes that the CEO's compensation should normally be higher than the compensation paid to other named executive officers and should be linked to Company-wide measures and objectives. In particular, the Compensation Committee has determined that a large percentage of the CEO's compensation should be at risk and linked to the achievement of objectives based upon the Company's performance with regard to certain significant financial metrics.

While the Compensation Committee believes that the Company's financial performance should be the main driver of CEO pay, it also believes the CEO's individual performance with regard to relevant non-financial objectives and achievements during the year should be taken into account. Such non-financial objectives for the CEO include customer service, technology and human resource objectives, as well as goals regarding the Company's compliance with laws and regulations and the maintenance of excellence in its corporate governance practices, among other things. To ensure that attention is given to these factors in addition to the financial measures, the Compensation Committee retains the authority and discretion to reduce the CEO's incentive pay under the KEIP or to provide supplementary compensation.

COMPENSATION STRUCTURE

In setting the CEO's compensation, every year the Compensation Committee reviews (i) the Company's performance (both financial and non-financial), (ii) compensation reports (which we refer to as "tally sheets") regarding the amounts paid to the CEO in prior years as salary, bonus, perquisites and other compensation (including a sensitivity analysis regarding the CEO's vested and unvested stock), (iii) relevant compensation benchmarks and practices at peer companies, and (iv) relevant non-financial information, such as data regarding achievements in the areas noted above. Based upon these reviews, the Compensation Committee determines the CEO's compensation for the current fiscal year and potential compensation for the upcoming fiscal year.

INCENTIVE COMPENSATION

An incentive award was granted to the CEO in fiscal year 2015 under the Company's KEIP (as described above). In fiscal year 2015, the Compensation Committee decided to continue its philosophy of linking the majority of the CEO's potential compensation to the achievement of specified performance measures by the Company. Accordingly, the Compensation Committee approved the participation of Mr. G. Johnson and granted him a maximum award under the KEIP equal to 40% of the pool. Although the Committee's decisions are not dictated by a specific formula, the profitability of the firm, as reflected in PBOI, is the determining performance-based measure in establishing award maximums for Mr. G. Johnson and the other named executive officers. The maximum award that each named executive officer is eligible to receive is not an expectation of actual bonus amounts that will be paid to them, but a cap on the range of compensation ($0 to the maximum amount) that an individual may be paid while maintaining the tax deductibility of the bonus as performance-based compensation for purposes of Section 162(m). This provides the Compensation Committee with the flexibility to compensate executives for truly exceptional performance without paying more than is necessary to incent and retain our named executive officers. The Committee believes that this bonus structure is in the best interests of stockholders because it enables the most prudent use of Company assets by maximizing the deductibility of performance-based compensation while empowering the Committee to pay only those amounts it determines are necessary to appropriately compensate executives.

Under Mr. G. Johnson's leadership:

- Long-term investment performance remained solid, with 75% of assets ranked in the top two quartiles relative to the peer group for the 10-year period; 21%, 52%, and 48% of assets ranked in the top two quartiles based on the one, three-, and five-year periods respectively.*
- Long-term gross sales of $161.4 billion during the fiscal year, while down 16% from the prior year, continued to reflect the diversified mix of the Company's assets under management by investment strategy, client type, and geographic region.
- Despite the challenging environment in terms of fund performance and sales in fiscal year 2015, the operating margin of 38.1% compared favorably to 37.9% in fiscal year 2014, exemplifying a culture of fiscal discipline and expense management.

* Sources: Based on data from various sources, including Lipper, Morningstar, eVestment and internal sources as of 9/30/2015.

- Mr. G. Johnson strengthened the overall organizational structure by naming Mr. Advani and Ms. Johnson as Co-Presidents and expanding their roles and responsibilities. The organizational changes also further engaged the Company's investment management groups in setting the strategy of the organization through a newly-formed Executive Committee and the execution of structural changes across investment groups.
- Substantial progress was made on the Company's corporate priorities this year, including the development of internal fixed income liquidity stress tests and, a multi-pronged campaign of marketing and thought-leadership pieces designed to highlight the value of active management. The Company continued to focus on product innovation, as marked by the launch of a cross-border version of the Franklin K2 Alternative Strategies Fund and Franklin K2 Long Short Credit Fund in the US to capitalize on interest in liquid alternative offerings.
- Mr. Johnson continued as a member of the Board of Governors for the Investment Company Institute, the national association of US investment companies, as well as actively participating with ICI Global.

Based on the CEO's performance and achievements described above, the Compensation Committee granted the CEO an award of $9.0 million under the Company's KEIP for fiscal year 2015. Such amount was paid in fiscal year 2016 and, in keeping with the Company's payment philosophy, the cash and equity portions were paid as described in the Award Pool Breakdown chart above. The equity portion of the award is subject to vesting over a period of three years from the date of grant. For fiscal year 2015, the Committee awarded Mr. G. Johnson a performance-based long-term incentive award having a target grant value equal to $3.0 million under the Company's USIP subject to the achievement of a performance measure based on Shareholder Return Ranking. This award is further described above in the 2015 Performance Awards chart.

In summary, Mr. G. Johnson's cash and incentive award compensation with respect to his performance in fiscal year 2015 totaled $12,780,132 versus $15,780,132 for the prior fiscal year, a decrease of 19%. His base salary was unchanged while his incentive award under the KEIP decreased 25% from $12.0 million to $9.0 million. His $3.0 million target performance-based long-term incentive award granted in November 2015 was the same as the prior fiscal year grant. The actual amount of the performance-based long-term incentive award that will be paid to Mr. G. Johnson will depend on the portion that vests over the next three years based on the performance metrics described above.

REVIEW

All of the compensation elements awarded to the CEO described above were reviewed by Exequity LLP ("Exequity"), which advised the Compensation Committee that they were reasonable, consistent with the Company's pay philosophy, significantly performance-based and aligned with Company objectives. The Compensation Committee believes that the CEO's compensation package is reasonable and appropriate and that it is aligned with the interests of the Company's stockholders.

Senior Executive Officer Compensation

STARTING POINT

Similar to its view on the CEO's compensation, the Compensation Committee believes that the majority of compensation that may be earned by the other named executive officers should be directly linked to performance. The Committee therefore also limits the Senior Executives' base salary opportunity and has structured the majority of their potential compensation around incentive grants.

INCENTIVE COMPENSATION

Incentive awards were made to the Senior Executives under the Company's KEIP, (as described above). Early in the fiscal year, the Compensation Committee approved the participation of each Senior Executive in the KEIP, and each was granted a maximum award expressed as a percentage of the available pool. The Compensation Committee retains discretion to reduce or eliminate any award granted under the KEIP, based on Company performance, business unit performance, or such other factors as the Committee may determine. In adjusting the Senior Executives' incentive compensation under the KEIP, the Compensation Committee recognizes that each Senior Executive may be most able to directly influence the business unit for which he or she is responsible. The Committee therefore believes that it is appropriate to take into account each Senior Executive's achievement of objectives that are directly tied to the growth and development of their respective business unit. The portion of each target award actually paid to each Senior Executive was determined based on individual performance achievements during fiscal year 2015.

Each year the Company conducts a review process in which goals are developed for each business unit by the CEO, the Senior Executive who leads the business unit and the Company's corporate planning group. Each unit's goals are specifically tailored because their different business functions are not always easily comparable. However, each unit's goals (and thus those of the responsible Senior Executive) typically include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives. Upon completion of this process, the Compensation Committee establishes target incentive awards for the Senior Executives. For fiscal year 2015, the Senior Executives were allocated maximum awards under the KEIP, as follows, expressed as a percentage of the maximum bonus pool payable under the KEIP: 19% for Vijay C. Advani, 13% for Jennifer M. Johnson, 10% for Kenneth A. Lewis, and 9% for John M. Lusk. In fiscal year 2015, each of the Senior Executives was also awarded a performance-based long-term incentive award under the Company's USIP subject to the achievement of performance measures based on Operating Margin and Shareholder Return Ranking.

Descriptions of the material business unit objectives set for and subsequently achieved by the Senior Executives in fiscal year 2015 are set forth below:

Vijay C. Advani, Executive Vice President—Global Advisory Services

Mr. Advani is responsible for the Company's global retail and institutional distribution strategies and initiatives, including sales, marketing, client service and product development. Effective October 1, 2015, Mr. Advani was named Co-President of Franklin Resources, Inc., which broadened his role to include responsibility for Investment Management, Solutions & Alternatives, and all related investment management support services, including trading and risk management.

- During the year, Mr. Advani executed on the Company's international expansion plans across several countries and regions, including Australia and Mexico. Japan and India saw strong increases in gross and net sales, as well as assets under management.
- The challenging environment in terms of shorter-term investment fund performance resulted in a decline in both long-term gross and net sales compared to the prior fiscal year. Despite these headwinds, there were accomplishments to note, such as the Company's institutional business winning a number of large mandates, and the US Institutional Defined Contribution Investment Only business posting gross and net sales that surpassed their annual target.
- Mr. Advani continued to lead efforts to reinforce the case for active management by publishing marketing literature, thought pieces and other materials that highlight the value of active management.
- Mr. Advani formed a cross-functional team between Sales, Marketing and Product Management in the US to enhance collaboration and use of segmentation and data analytics to evolve our client contact strategies and predictive leads.
- Mr. Advani also developed a plan to launch a suite of strategic beta exchange traded funds (ETFs) in fiscal year 2016, in partnership with Ms. Johnson. In addition, he continued the expansion of the K2 liquid alternative line of funds.

Jennifer M. Johnson, Executive Vice President and Chief Operating Officer

Ms. Johnson oversees technology, the global transfer agency, investment management services, human resources, and the Company's trust company subsidiaries. Effective October 1, 2015, Ms. Johnson was named Co-President of Franklin Resources, Inc., which broadened her role to include responsibility for Investment Management, Solutions & Alternatives, and all related investment management support services, including trading and risk management.

- Under Ms. Johnson's leadership, the technology group delivered 21 large-scale strategic technology programs, including a new global human resources management system, as well as technology to support distribution through social media intelligence.
- In partnership with Mr. Lewis, in order to further develop leaders across the company and identify top talent, Ms. Johnson oversaw the development and delivery of the Strategic Leader Program. The program exceeded participation and satisfaction rates.
- Ms. Johnson maintained service quality levels while navigating the increasing complexity of products, regulatory changes and customer requests. The US transfer agency continued to maintain strong quality with the majority of scores for transaction quality within National Quality Review (NQR) benchmark ranges.
- Under Ms. Johnson, the High Net Worth business increased assets under management, ahead of target. Ms. Johnson also executed the strategy for merging affiliate banking entities, obtaining complex regulatory approval and creating operation efficiencies and cost savings.
- In partnership with Mr. Advani, Ms. Johnson developed a plan to launch a suite of strategic beta exchange traded funds (ETFs) in fiscal year 2016.

Kenneth A. Lewis, Executive Vice President and Chief Financial Officer

Mr. Lewis directs the Company's finance division and oversees the financial performance of the organization. He also oversees acquisitions, corporate performance measurement, strategic planning, enterprise risk management, corporate communications, and general services (corporate real estate).

- Mr. Lewis led efforts to continue to enhance shareholder value via prudent share repurchases and return of capital to shareholders. He also executed a highly successful, opportunistic $400 million senior debt issuance at a record-low spread and near-record low yield.
- During 2015, Mr. Lewis continued to improve the Company's near-term and long-term strategic planning process and management reporting.
- Mr. Lewis continued to guide the efficient use of capital resources and long-term cost management by balancing the support for mature business lines against the exploration of new business opportunities.
- In partnership with Ms. Johnson, Mr. Lewis successfully introduced a Strategic Leader Program which exceeded participation and satisfaction rates.
- Mr. Lewis successfully managed media coverage and reputational risk regarding ongoing issues including investment performance and a range of important investment-related topics such as Ukraine and Puerto Rico debt.
- Mr. Lewis executed global real estate and general services strategy efficiently, including the negotiation of new leases and the building out of several existing key locations.

John M. Lusk, Executive Vice President—Investment Management

During fiscal year 2015, Mr. Lusk was responsible for the firm's independent equity and fixed income investment management groups, which include Franklin, Templeton, Mutual Series, and Local Asset Management, as well as Investment Management Strategic Services, which includes the trading areas, investment risk and performance, and global portfolio and corporate services.

- Mr. Lusk undertook a review of the Company's funds' preparedness to address investor and regulator concerns regarding fixed income liquidity stress tests and executed on plans to enhance the Company's processes to monitor liquidity within funds. He initiated the development and deployment of a customized report that estimates individual security liquidity levels of fixed income holdings in portfolios.
- During the fiscal year, Mr. Lusk worked with members of senior management to continue to support and strengthen the investment teams by providing strategic guidance in the areas of talent development, succession planning and overall retention in support of the investment process, performance and people.
- He executed on enhancements to the research process and investment platform by centralizing research across select investment teams and enhancing the fixed income platform by addressing portfolio management, trading, and process areas of the investment grade, high yield, and global fixed income investment teams.

COMPENSATION DETERMINATION PROCESS

For fiscal year 2015, the incentive award payable to each Senior Executive was determined in relation to such executive's performance in achieving his or her objectives. Twice a year the CEO, aided by the Company's corporate planning group, evaluates each Senior Executive and his or her respective business unit's progress in achieving its goals. In addition, the CEO works with senior members of the Company's Human Resources Group to recommend the appropriate award amount for each Senior Executive based upon such performance. As part of this process, the Human Resources Group conducts and reviews an analysis of competitive compensation by peer companies (listed above under "Peer Group Companies"), compares previous year over year performance and compensation paid to the executive, considers internal pay equity issues and reviews third party executive compensation surveys related generally to the financial services industry and specifically to the asset management industry. In addition, the Human Resources Group prepares tally sheets which include cash, equity and other compensation paid to each Senior Executive in prior periods as well as an analysis of the total projected wealth accumulation for such executive over the next five years. Upon completion of this review process, management presents the performance evaluations to the Compensation Committee and the CEO makes a recommendation regarding the appropriate level of incentive compensation in relation to the objectives achieved.

The Compensation Committee reviews and discusses the evaluations, competitive compensation information, tally sheets and the compensation recommendations for each Senior Executive. Based upon this review, the Compensation Committee assesses the reasonableness of the compensation recommendations and sets each Senior Executive's incentive compensation. The following illustrates the Compensation Committee's pay determination process throughout a fiscal year.



First Quarter

- Discuss established company-wide priorities and key performance targets
- Go over individual KEIP objectives linked to the growth and development of respective business units
- Analyze industry trends in compensation

Second Quarter

- Review individual KEIP scorecards with Compensation Committee, including strategic and line of business initiatives as well as key performance targets
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
  - Assess progress toward corporate priorities and analyze potential impact to executive compensation

Fourth Quarter

- Review of fiscal year performance, including achievement of company-wide priorities and key performance targets
- Evaluate fiscal year-to-date FRI performance versus peers
- Compensation Committee determination of the percentage of pre-bonus operating income that will go into the award pool, with recommendation developed by HR and reviewed and endorsed by the CEO prior to Compensation Committee review
- Review of executive officer performance, with input from independent compensation consultant and CEO (for other NEOs)
- Finalize award amounts

Third Quarter

- Complete review of prior year peer compensation and financial results provided by McLagan
- Senior members of the Human Resources Group meet with the CEO to discuss competitive compensation, retention, funding requirements and other significant compensation issues
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
- Consider shareholder and proxy advisor feedback
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

Based upon each Senior Executive's performance and achievements described above, the Compensation Committee granted fiscal year 2015 awards to each of the Senior Executives under the Company's KEIP in the following amounts: Vijay C. Advani: $4.2 million; Jennifer M. Johnson: $2.8 million; Kenneth A. Lewis: $2.08 million; and John M. Lusk: $1.65 million. Such awards were granted in fiscal year 2016. In keeping with the Company's compensation philosophy, the cash and equity portions of the awards (excluding Mr. Lusk's which was paid in all cash due to his retirement) were paid as described above. The restricted stock grants vest over a three-year period after grant. The Committee also awarded long-term performance-based awards for fiscal year 2015 under the USIP in the following amounts based on target value at grant: Vijay C. Advani: $1,400,000; Jennifer M. Johnson: $1,400,000; and Kenneth A. Lewis: $600,000. These awards are subject to the achievement of performance measures based 50% on Operating Margin and 50% on Shareholder Return Ranking and will vest according to the vesting schedule and performance criteria described in the 2015 Performance Awards chart above.

Other Compensation Information

OTHER CONSIDERATIONS

The Compensation Committee has reviewed the aforementioned incentive plans and believes the goals, underlying philosophy and administrative guidelines of the plans do not create risks that are reasonably likely to have a material adverse effect on the Company. By utilizing long-term equity, including the settlement of a sizeable portion of annual incentive awards in the form of restricted stock vesting over three years and our stock ownership requirements, we align named executive officer compensation with that of the long-term stockholder. Additional mitigating risk factors include the use of multiple financial and non-financial performance metrics at the Company and business unit level, oversight of a committee of independent Directors with the ability to use negative discretion in awards and a forfeiture policy (described below) in the event of certain financial restatements. See also the discussion of the Board's role in risk oversight under the heading "Information about the Board and its Committees".

Stock Ownership Guidelines

As discussed in greater detail under the heading "Corporate Governance—Stock Ownership Guidelines" in this Proxy Statement, the Board of Directors has adopted guidelines for the directors and the senior officers, including each of the named executive officers, concerning their ownership of the Company's common stock. The ownership guidelines specify the minimum amount of shares that the directors and such officers should own. The purpose of the stock ownership guidelines is to more closely align the interests of the directors and such officers with the interests of the Company's other stockholders through good and bad economic times. In addition, the stock ownership guidelines are designed to strengthen the link between long-term Company performance and executive compensation. As of December 31, 2015, all executive officers were in compliance with these guidelines.

Prohibition against Hedging Transactions

As discussed in greater detail under the heading "Corporate Governance—Prohibition against Hedging Transactions" in this Proxy Statement, all employees, temporary employees, directors and officers are prohibited from short sales of securities, including "short sales against the box" (i.e. a short sale by the holder of a long position in the same stock) of securities issued by Franklin Resources, Inc. and securities issued by any closed-end fund sponsored or advised by the Company.

Potential Impact on Incentive Compensation of Financial Restatements

The Compensation Committee has enhanced Company protections by approving clawback provisions under the AIP and executive award agreements. These provisions provide for the forfeiture by our executive officers and other employees of any awards granted or earned, or earnings thereupon, in the event that the Company issues a restatement of financial results to correct a material error where the recipient is found to have committed fraud or other willful actions that significantly contributed to the need for a financial restatement. Such a forfeiture is enforceable by the Company by all legal means available, including, without limitation, by withholding such amount from other sums owed by the Company to the individual. Awards are also subject to forfeiture in the case of fraud or violations of securities laws irrespective of whether the individual's actions led to the financial restatement and as may be required to comply with clawback provisions adopted in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and similar laws and regulations of the European Union and of any other applicable jurisdiction. Under such circumstances, the Compensation Committee may determine that all, a portion or no part of an award shall be forfeited.

Compensation Consultants

The Compensation Committee has the sole authority to retain and terminate any compensation consulting firm directly assisting it in the evaluation of director or executive compensation. The Committee also has the sole authority to approve fees and other retention terms for its consultant.

The Compensation Committee has directly retained Exequity as its compensation consultant to provide objective analyses of, and counsel on, the Company's executive compensation program and practices. Exequity's role is set by the Compensation Committee and, in general, is used to review and comment objectively on management proposals and presentations to the Compensation Committee throughout the year covering all elements of compensation paid to the

named executive officers. Exequity also provides counsel on general market trends and technical developments, and input on the size and structure of pay for the non-employee directors of the Board. Under the terms of this engagement, Exequity is required to obtain the prior written approval of the Compensation Committee before Exequity or its affiliates performs any non-executive compensation related services to the Company or its subsidiaries. Exequity is required to report to the Compensation Committee any such services and fees annually and upon the reasonable request of the Committee. There were no such services during 2015.

The Compensation Committee recognizes that it is essential to receive objective advice from compensation consultants. The Compensation Committee selects its compensation consultant only after taking into consideration all factors relevant to the consultant's independence including the following:

- Provision of other services to the Company by the consultant's firm;
- Aggregate fees paid by the Company and fees as a percentage of the total revenue of the consultant's firm;
- Policies and procedures of the consultant's firm designed to prevent conflicts of interest;
- Any business or personal relationships between the consultant, the consultant's firm and any Compensation Committee member or executive officer of the Company; and

- Whether the consultant holds shares of the Company's stock;

During fiscal year 2015, the Company paid Exequity $20,613 in consulting fees directly related to services performed for the Compensation Committee.

The Company's management has engaged McLagan, a financial services industry compensation consultancy to provide information on peer company compensation and pay trends. McLagan's proprietary surveys and market data are used to analyze the competitiveness of the Company's executive compensation program and to understand compensation forecasts and trends in the industry. The annual market data assessment of peer executive officers is created with McLagan's guidance and provided to the Compensation Committee.

Benefits and Perquisites

As a general practice, the Company provides no material benefits and limited perquisites to executive officers that it does not provide to other employees. All executive officers are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the Company's employees. Executive officers (other than those who directly, or through attribution of shares held by certain family members, hold 5% or more of the Company's stock) are also eligible to participate in the ESIP on similar terms to the Company's other employees. Under the ESIP a participant may elect to have 1%—10% of his or her payroll deducted to purchase up to the lesser of $25,000 in value or 2,000 shares of the Company's common stock per year at a specified price. In addition, all of the executive officers may participate in the 401(k) Plan. Similar to the Company's other employees and subject to 401(k) Plan requirements, 75% of an executive's total eligible compensation contributed to the 401(k) Plan is matched by the Company. The Board

of Directors reviews and approves the annual corporate contribution to the 401(k) Plan.

The Company provides certain limited perquisites to its executive officers which it believes aid the executives in their execution of Company business. For example, occasional personal use of Company aircraft may be provided to enable named executive officers to devote additional and efficient time to Company business when traveling. In addition, the Company may sponsor memberships in social clubs and provide tickets to events to provide for the entertainment of clients and prospective clients. Perquisites and other benefits represent a de minimis part of the Company's overall compensation package. The Compensation Committee believes the value of perquisites and other benefits are reasonable in amount and consistent with its overall compensation plan. For additional information on perquisites and other benefits please see the Summary Compensation Table below in this Proxy Statement.

Termination/Change in Control Matters

The Company's named executive officers are employed on an "at will" basis, without any written employment or severance agreements. Accordingly, the named executive officers are not entitled to any particular severance benefit upon termination of employment by the Company. The Company may, however, provide severance on a case-by-case basis in its discretion as approved by the Compensation Committee.

Similarly, the Company has not entered into any agreement with any named executive officer that provides for additional payments solely on account of a change in control of the Company. The Company's only change in control provisions are found in existing compensation plans and apply to all participants in those plans.

Tax Considerations

In evaluating compensation program alternatives, the Compensation Committee considers the potential impact on the Company of Section 162(m) of the Code. Section 162(m) limits to $1 million the amount that a publicly traded corporation, such as the Company, may deduct for compensation paid in any year to its chief executive officer and certain other named executive officers. However, compensation which qualifies as "performance-based" is excluded from the $1 million per covered officer limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the Company's stockholders.

The Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m) to the extent practicable while maintaining competitive compensation. The Compensation Committee expects that its performance-based awards either in the form of cash, restricted stock or performance shares should qualify for the performance-based compensation exception to Section 162(m). The Compensation Committee, however, believes that it is important for it to retain maximum flexibility in designing compensation programs that are in the best interests of the Company and its stockholders. Therefore, the Compensation Committee, while considering tax deductibility as a factor in determining compensation, may not limit compensation to those levels or types of compensation that will be deductible if it believes that the compensation is commensurate with the performance of the covered employee.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the following report shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the Company under those statutes.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

Respectfully Submitted:

Compensation Committee
Peter K. Barker (Chairman)
Mark C. Pigott
Seth H. Waugh

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides compensation information for the Company's named executive officers for the fiscal years ended September 30, 2015, 2014 and 2013.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1][2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Gregory E. Johnson	2015	783,633[4]	10,600,000	3,650,000	63,707[5]	15,097,340
Chairman of the Board, Chief	2014	780,132	11,350,000	3,650,000	124,164	15,904,296
Executive Officer and President	2013	780,132	8,550,000	2,650,000	152,570	12,132,702
Kenneth A. Lewis	2015	527,356[4]	1,675,000	1,190,000	—	3,392,356
Executive Vice President	2014	525,000	1,625,000	1,450,000	—	3,600,000
and Chief Financial Officer	2013	525,000	1,515,000	1,400,000	—	3,440,000
Vijay C. Advani	2015	527,356[4]	4,075,000	2,250,000	—	6,852,356
Executive Vice President—	2014	525,000	4,350,000	3,150,000	—	8,025,000
Global Advisory Services	2013	525,000	3,550,000	2,650,000	—	6,725,000
Jennifer M. Johnson	2015	527,356[4]	2,168,750	1,550,000	16,782[5]	4,262,888
Executive Vice President	2014	525,000	2,000,000	1,900,000	—	4,425,000
and Chief Operating Officer	2013	525,000	1,825,000	1,750,000	—	4,100,000
John M. Lusk	2015	527,356[4]	1,125,000	1,650,000	—	3,302,356
Executive Vice President—	2014	525,000	1,075,000	1,250,000	24,155	2,874,155
Investment Management	2013	500,000	1,025,000	1,150,000	—	2,675,000

[1] Stock award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718 in the specified year for grants made in such year and prior years. For awards with performance conditions, the value at the grant date reported is based on the probable outcome of the performance conditions using a Monte Carlo valuation method. Additional information is set forth in the "Grants of Plan-Based Awards (Fiscal Year 2015)" table below. See "Note 12—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2015 filed with the Securities and Exchange Commission on November 12, 2015 for further details.

[2] As of September 30, 2015, the Company's three-year Shareholder Return Ranking was in the lowest quartile of the peer group. Therefore, none of the performance-based restricted stock awards granted in fiscal year 2013 and scheduled to vest on December 1, 2015 that were tied to Shareholder Return Ranking ("2013 TSR Shares") vested. Below is a summary of amounts forfeited:

Name	2013 TSR Shares Forfeited	2013 TSR Shares Forfeited Grant Date Value ($)	2013 TSR Shares Forfeited Value as of 9/30/15 ($)
Gregory E. Johnson	19,461	850,000	725,117
Kenneth A. Lewis	6,012	262,500	224,007
Vijay C. Advani	13,737	600,000	511,841
Jennifer M. Johnson	6,297	275,000	234,626
John M. Lusk	2,577	112,500	96,019

[3] Represents the cash portion of awards made under the Company's KEIP. See "Compensation Discussion and Analysis—The Elements of Executive Compensation—Short-term and Long-term Incentive Compensation" above for more details.

[4] The Company switched from a bi-monthly to a bi-weekly pay period schedule in June 2015 which resulted in a portion of an additional pay period being paid during fiscal year 2015. NEO annual base pay (except for John Lusk) remained the same as the previous four years.

[5] For Mr. G. Johnson and Ms. Johnson, includes $54,982 and $16,782, respectively, for personal use of the Company's aircraft in fiscal year 2015. The aggregate incremental cost of personal use of Company aircraft is calculated using the rate per nautical mile for each personal flight, published twice per year by Conklin & de Decker Associates, Inc. for each type of Company aircraft. Such amount is based on the published rate at the time of the personal flight use. These rates are used by a variety of corporate aviation operators for cost and budget estimation purposes. The rates include the estimated variable costs of operating aircraft, including fuel, labor and parts for most scheduled maintenance,

engine, propeller and auxiliary power unit overhaul cost and parts repair and replacement costs, landing fees and expenses, supplies and catering and crew costs excluding salaries, benefits and fixed costs. The rates do not include the cost of periodic aircraft refurbishment, hangar costs, dues, subscriptions, weather and navigation services or the cost of insurance and administrative services. The rates also do not include depreciation or any tax benefit reductions due to personal use. The aggregate incremental costs in the table includes the cost of all nautical miles flown for positioning flights necessary to accomplish a personal flight and to return the aircraft to its next scheduled location. Mr. G. Johnson's amount also includes fees paid or reimbursed by the Company for spousal activities related to off-site meetings and tickets to sporting events.

Grants of Plan-Based Awards (Fiscal Year 2015)

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended September 30, 2015.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[4] Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[5] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards (#)	Grant Date Fair Market Value of Shares ($)[5]
Gregory E. Johnson	KEIP[1]	—	3,650,000					
	KEIP[2]	11/4/14					149,965	8,350,000
	USIP[3]	11/4/14		0	53,880	67,350		2,250,000
Kenneth A. Lewis	KEIP[1]	—	2,298,488					
	KEIP[2]	11/4/14					20,654	1,150,000
	USIP[3]	11/4/14		0	10,776	12,123		525,000
Vijay C. Advani	KEIP[1]	—	3,650,000					
	KEIP[2]	11/4/14					51,186	2,850,000
	USIP[3]	11/4/14		0	25,144	28,287		1,225,000
Jennifer M. Johnson	KEIP[1]	—	2,943,035					
	KEIP[2]	11/4/14					28,736	1,600,000
	USIP[3]	11/4/14		0	11,674	13,134		568,750
John M. Lusk	KEIP[1]	—	2,083,639					
	KEIP[2]	11/4/14					17,062	950,000
	USIP[3]	11/4/14		0	3,592	4,041		175,000

[1]   *Incentive awards made under the KEIP typically include restricted stock granted under the Company's USIP. Awards granted in fiscal year 2015 for performance in fiscal year 2014 were comprised of 65% cash and 35% restricted stock for amounts up to $1.0 million, 50% cash and 50% restricted stock for amounts in excess of $1.0 million, and 100% restricted stock for amounts in excess of $7.0 million. Please reference the Compensation Discussion and Analysis for additional information.*

[2]   *Represents the equity portion of awards under the KEIP for fiscal year 2014 performance, which were granted in fiscal year 2015. Grants of restricted stock include time vesting provisions such that the award would vest in thirds on August 31, 2015, August 31, 2016 and August 31, 2017. In accordance with the terms of the USIP, the number of shares of restricted stock issued was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares. Amounts do not include the equity portion of awards that may be made under the KEIP for fiscal year 2015 because such awards were granted in fiscal year 2016.*

[3]   *Represents performance-based long-term incentive awards under the USIP granted on November 4, 2014. The number of shares was determined by dividing the award value by the closing price of the Company's common stock on November 4, 2014, the date of grant, rounded up to the nearest whole share. For G. Johnson, the award may vest or become forfeited on December 1, 2017. For the other named executive officers, a portion of these performance awards vested on December 1, 2015; the unvested portions may vest or become forfeited on December 1, 2016 and December 1, 2017 based on future performance of the Company. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.*

[4] *Represents the cash portion of the maximum awards that may be made under the KEIP for fiscal year 2015 awards. Awards under the KEIP have no assigned threshold or target amount, and are determined at the discretion of the Compensation Committee, subject to a pre-determined maximum. Accordingly, no threshold or target amounts are listed. Please reference the Compensation Discussion and Analysis for the actual cash amount received by each named executive officer in fiscal year 2015 pursuant to such awards.*

[5] *Determined pursuant to ASC 718, excluding the effect of estimated forfeitures. For equity awards that are subject to market conditions, the grant date fair market value reported is based upon the probable outcome of such conditions using a Monte Carlo valuation method. The grant-date fair value of the maximum amount under the USIP that could be received assuming all performance criteria is met was $3,750,000 for G. Johnson, $675,000 for K. Lewis, $1,575,000 for V. Advani, $731,250 for J. Johnson, and $225,000 for J. Lusk.*

Please refer to the "Compensation Discussion and Analysis" above for an explanation of salary and bonus in proportion to total compensation and further details regarding amounts disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table presents information concerning the number and value of stock awards held by the named executive officers as of September 30, 2015. As of September 30, 2015, no stock options remained outstanding.

| | Stock Awards | | |
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Gregory E. Johnson	151,720	5,653,087	146,747	5,467,793
Kenneth A. Lewis	20,585	766,997	29,495	1,098,984
Vijay C. Advani	53,644	1,998,775	67,982	2,533,009
Jennifer M. Johnson	28,142	1,048,571	31,328	1,167,281
John M. Lusk	16,641	620,044	11,485	427,931

[1] *The shares consist of shares of restricted stock that vest as follows:*

Name	Total Unvested Shares	Vesting Date
Gregory E. Johnson	51,744	8/31/16
	99,976	Vest in equal parts on 8/31/16 and 8/31/17
Kenneth A. Lewis	6,816	8/31/16
	13,769	Vest in equal parts on 8/31/16 and 8/31/17
Vijay C. Advani	19,520	8/31/16
	34,124	Vest in equal parts on 8/31/16 and 8/31/17
Jennifer M. Johnson	8,985	8/31/16
	19,157	Vest in equal parts on 8/31/16 and 8/31/17
John M. Lusk	5,267	8/31/16
	11,374	Vest in equal parts on 8/31/16 and 8/31/17

[2] *Calculated by multiplying unvested shares by $37.26, the closing price of the Company's common stock on the NYSE on September 30, 2015, the last trading day of the fiscal year.*

(3) *Includes performance-based shares of restricted stock that vest as follows:*

Name	Total Invested Shares	Vesting Dates Subject to Achievement of Performance Criteria
Gregory E. Johnson	35,243	12/1/15
	44,154	12/1/16
	67,350	12/1/17
Kenneth A. Lewis	11,439	12/1/15
	9,525	12/1/16
	8,531	12/1/17
Vijay C. Advani	26,224	12/1/15
	21,853	12/1/16
	19,905	12/1/17
Jennifer M. Johnson	12,044	12/1/15
	10,042	12/1/16
	9,242	12/1/17
John M. Lusk	4,731	12/1/15
	3,911	12/1/16
	2,843	12/1/17

Option Exercises and Stock Vested (Fiscal Year 2015)

The following table presents information regarding stock awards vesting for the named executive officers during the fiscal year ended September 30, 2015. There were no stock option exercises.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Gregory E. Johnson	176,805	7,545,964
Kenneth A. Lewis	27,227	1,202,080
Vijay C. Advani	67,491	2,950,050
Jennifer M. Johnson	34,439	1,497,575
John M. Lusk	19,553	834,031

(1) *The value of each stock award is calculated by multiplying the closing price of the Company's common stock on the NYSE on the date of vesting by the number of shares that vested.*

Potential Payments Upon Termination or Change in Control

The Company has not provided the named executive officers with agreements providing for severance payments, medical or insurance benefits or any other perquisites after their employment with us has ended or following a change in control.

As described under "Compensation Discussion and Analysis" above in this Proxy Statement, the named executive officers have typically received grants of incentive awards payable in the form of cash under the Company's AIP and the KEIP, and restricted stock and restricted stock units under the Company's USIP. Except as set forth below or as otherwise determined by the Compensation Committee, unearned awards made to a named executive officer under such plans are forfeited upon voluntary or involuntary termination of executive's employment with the Company. In any event, the Compensation Committee, in its sole discretion, may pay, eliminate or reduce such awards.

AMENDED AND RESTATED ANNUAL INCENTIVE COMPENSATION PLAN

In the event the employment of a participant under the AIP terminates due to death or permanent disability, such participant generally receives a pro-rated award under the plan based upon performance for the time served during the relevant performance period. If a participant's employment terminates due to retirement, such participant may receive a pro-rated award based upon performance to the date of retirement during the relevant performance period if the participant retires after reaching age fifty-five and has at least ten years of service with the Company. In any event, the Compensation Committee or management may pay, eliminate or reduce any such awards.

The AIP does not expressly provide for any change-in-control payments, however, the Compensation Committee has the discretion to make awards under the plan in the event of a change in control.

Under the AIP, involuntary termination of employment includes employment that is terminated by the Company as a result of the Company's dissatisfaction with the job-related activities of the employee or conviction of the employee of a felony. No payments would be made in either of these events. For involuntary termination for any other reason, such as job elimination, the Compensation Committee, in its sole discretion, may (i) pay the participant a pro-rated incentive award based upon performance during the plan year to the date of termination, (ii) pay the participant's full award under the plan (or any greater amount), or (iii) not make any payment.

2014 KEY EXECUTIVE INCENTIVE COMPENSATION PLAN

As described in more detail under "Compensation Discussion and Analysis—The Elements of Executive Compensation—Incentive Compensation," the 2014 Key Executive Incentive Compensation Plan, or KEIP, is a sub-plan under the AIP. Consequently, all of the provisions described above regarding the Annual Incentive Compensation Plan apply to grants made under the KEIP. In addition, the KEIP includes separate terms regarding termination payments which are summarized below.

If the employment of a participant in the KEIP terminates due to death, permanent disability or retirement, such participant is generally entitled to receive payment of any award under the plan with respect to the fiscal year of such termination. In addition, if a participant terminates employment with the Company for any reason other than death, permanent disability or retirement, any award under the plan with respect to the fiscal year of such termination is generally required to be reduced proportionately based on the date of termination. To be eligible to receive a payment upon retirement from the Company, the participant must retire after reaching age fifty-five and have at least ten years of service with the Company. To be eligible for awards in the event of permanent disability, the executive must be eligible for payments under the Company's long-term disability insurance policy. In any event, the Compensation Committee, in its sole discretion, may pay, eliminate or reduce any such awards under the KEIP.

The KEIP does not expressly provide for any change-in-control payments.

2002 UNIVERSAL STOCK INCENTIVE PLAN

Pursuant to the terms of the Company's USIP and applicable award agreements, any options that are exercisable by a named executive officer will remain exercisable for a period of (i) 180 days after termination of employment due to the death or permanent disability of the executive, and (ii) 90 days after termination of such executive's employment for any other reason; provided that in no case will the option remain exercisable later than its expiration date.

Pursuant to the terms of the USIP, a change in control of the Company means a proposed dissolution or liquidation of the Company or a merger or corporate combination (a "Transaction") in which the successor corporation does not agree to assume the award or substitute an equivalent award. The Compensation Committee must notify participants of such treatment no later than ten days prior to such proposed Transaction. To the extent not previously exercised, option grants and awards terminate immediately prior to the consummation of such proposed Transaction.

COMPENSATION COMMITTEE POLICY & PRACTICE

Notwithstanding the discussion above, pursuant to the terms of the KEIP and the AIP, the Compensation Committee, in its sole discretion, may eliminate or reduce any unvested awards otherwise payable to a participant following termination of employment. In addition, the Compensation Committee has the authority to pay the full award amount to a participant whose award would have otherwise been reduced or forfeited following termination of employment or a change in control. The Compensation Committee also has the discretion under the USIP to determine the terms, conditions, performance criteria, restrictions, and other provisions of awards made under the USIP.

As a general policy matter, the Compensation Committee has limited the payment of unvested awards under the KEIP, the AIP and the USIP following a participant's termination of employment. We expect the Compensation Committee would act similarly upon a change in control. Payments for unvested awards, if any, made to the named executive officers upon the termination of employment or upon a change in control would be determined on a case-by-case basis by the Compensation Committee.

ESTIMATED PAYMENTS UPON TERMINATION

Because of the Compensation Committee's general policy of limiting payments to the named executive officers following termination of employment and its authority to reduce or increase the payments otherwise available under awards, the amounts payable to the named executive officers following termination of employment are not determinable. The following table sets forth a range of the potential compensation that could become payable under the KEIP and the AIP if a named executive officer's employment had terminated on September 30, 2015. The amounts provided are based upon the named executive officer's compensation and service levels as of September 30, 2015 and, if applicable, based on the closing price of the Company's common stock on the NYSE on September 30, 2015, the last trading day of fiscal year 2015.

Name	Death, Permanent Disability, or Retirement[1][2][3]($)	Voluntary Termination[4][5]($)	Involuntary Termination[4][6]($)
Gregory E. Johnson	0 - 9,303,087	0 - 3,650,000	0 - 3,650,000
Kenneth A. Lewis	0 - 2,216,997	0 - 1,450,000	0 - 1,450,000
Vijay C. Advani	0 - 5,148,775	0 - 3,150,000	0 - 3,150,000
Jennifer M. Johnson	0 - 2,948,571	0 - 1,900,000	0 - 1,900,000
John M. Lusk	0 - 1,870,044	0 - 1,250,000	0 - 1,250,000

[1] Amounts included in this column range from $0 to a maximum payment which is based on the executive's fiscal year 2014 cash bonus, plus the cash value of the executive's unvested stock awards excluding Equity Incentive Plan Awards listed under the column "Stock Awards" in the "Outstanding Equity Awards at 2015 Fiscal Year-End" table above, as determined in the discretion of the Compensation Committee.

[2] Permanent Disability means that the executive is eligible for payments under the Company's long-term permanent disability insurance policy.

[3] As of September 30, 2015, Mr. Lusk was the only named executive officer eligible for retirement payments under the KEIP and AIP based on his age and tenure with the Company.

[4] Amounts included in this column range from $0 to a maximum payment which is based on the executive's fiscal year 2014 cash bonus, as determined in the discretion of the Compensation Committee.

[5] Under the AIP, voluntary termination of employment generally means that an executive voluntarily resigned from employment at the Company.

[6] Under the AIP, involuntary termination of employment includes employment that is terminated by the Company as a result of the Company's dissatisfaction with the job-related activities of the employee or conviction of the employee of a felony. No payments would be made in either of these events. For involuntary termination for any other reason, such as job elimination, the Compensation Committee, in its sole discretion, may (i) pay the participant a pro-rated incentive award based upon performance during the plan year to the date of termination, (ii) pay the participant's full award under the plan (or any greater amount) or (iii) not make any payment.

ESTIMATED PAYMENTS UPON A CHANGE IN CONTROL

None of the named executive officers have agreements which provide for payments upon a change in control of the Company. However, under the Company's USIP the Compensation Committee has the discretion to make a determination as to the equitable treatment of awards upon a change in control. The Compensation Committee may, in its discretion, make cash awards under the KEIP and the AIP and awards of restricted stock under the USIP following a change in control. The following table sets forth an estimate of the potential compensation that may become payable under the USIP, the KEIP and the AIP upon a change in control of the Company. A change in control of the Company is deemed to have occurred upon the occurrence of certain transactions as defined in the USIP and specified above. The amounts provided are based upon the named executive officer's compensation and service levels as of September 30, 2015, and if applicable, based on the closing price of the Company's common stock on the NYSE on September 30, 2015, the last trading day of fiscal year 2015.

Name	Cash[1]($)	Unvested Value of Restricted Stock[2]($)	Total($)
Gregory E. Johnson	0 - 3,650,000	0 - 11,120,880	0 - 14,770,880
Kenneth A. Lewis	0 - 1,450,000	0 - 1,865,981	0 - 3,315,981
Vijay C. Advani	0 - 3,150,000	0 - 4,531,785	0 - 7,681,785
Jennifer M. Johnson	0 - 1,900,000	0 - 2,215,852	0 - 4,115,852
John M. Lusk	0 - 1,250,000	0 - 1,047,975	0 - 2,297,975

[1] *Amounts included in this column range from $0 to a maximum payment which is based on the executive's fiscal year 2014 cash bonus.*
[2] *Amounts included in this column range from $0 to a maximum payment which is based on the cash value of the executive's unvested stock awards listed under the column "Stock Awards" in the "Outstanding Equity Awards at 2015 Fiscal Year-End" table above and determined at the discretion of the Compensation Committee.*

Compensation Committee Interlocks and Insider Participation

During fiscal year 2015, the following directors served as members of the Compensation Committee: Messrs. Armacost (Chairman until his retirement on March 11, 2015), Barker (Chairman as of March 11, 2015), Pigott and Waugh (as of his appointment on March 11, 2015). No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2015, and no member of the Compensation Committee was formerly an officer of the Company or any of its subsidiaries or was a party to any disclosable related party transaction involving the Company. During fiscal year 2015, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the Company.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the following report shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the Company under those statutes.

REPORT OF THE AUDIT COMMITTEE

Membership and Role of the Audit Committee

The Audit Committee of the Board of Directors of Franklin Resources, Inc. currently consists of Mr. Ratnathicam (Chairman), Mss. Byerwalter and Stein, and Mr. Yang. Each of the members of the Audit Committee is independent as defined under the New York Stock Exchange listing standards and applicable law. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditor. The Audit Committee's function is more fully described in the Committee's written charter, which is posted in the corporate governance section of the Company's website at http://www.franklinresources.com/corp/pages/generic_content/corporate_governance/audit_committee_charter.jsf.

Review of the Company's Audited Financial Statements for the Fiscal Year Ended September 30, 2015

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2015 with the Company's management.

The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has also received the written disclosures and the letter from PwC required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence, and has discussed the independence of PwC with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2015 for filing with the Securities and Exchange Commission.

Respectfully Submitted by the Members of the Audit Committee:

Chutta Ratnathicam (Chairman)
Mariann Byerwalter
Laura Stein
Geoffrey Y. Yang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board, with the ratification of the stockholders, engaged PwC to perform an annual audit of the Company's consolidated financial statements for fiscal year 2015.

The following table sets forth the approximate aggregate fees billed or expected to be billed to the Company by PwC for fiscal years 2015 and 2014 for the audit of the Company's annual consolidated financial statements and for other services rendered by PwC.

	Fiscal Year	
	2015	2014
	(in thousands)	
Audit Fees[a]	$ 6,476	$ 6,438
Audit-Related Fees[b]	1,606	1,171
Tax Fees[c]	110	109
All Other Fees[d]	2,704	2,296
TOTAL FEES	10,896	$ 10,014

[a] *The 2015 Audit Fees amount includes approximately $139,700 of fees related to fiscal year 2014 that were billed in fiscal year 2015 and the 2014 Audit Fees include approximately $47,900 of fees related to fiscal year 2013 that were billed in fiscal year 2014.*

[b] *Audit-Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. Such services related primarily to internal control examinations pursuant to Service Organization Control (SOC) 1, consultation concerning financial accounting and reporting standards, attestation services and audits of employee benefit plans.*

[c] *Tax Fees consist of tax return preparation, tax compliance, tax advice and tax planning services. For fiscal year 2015, tax return preparation and tax compliance services represented approximately $41,600. For fiscal year 2014, tax return preparation and tax compliance services represented approximately $$43,900.*

[d] *Other Fees includes $106,620 of fees that have been contracted with the Company but which are expected to be paid by a third party. The remainder of Other Fees consists principally of services rendered in connection with assistance in regulatory reporting in various jurisdictions and services provided to certain of our funds. In fiscal year 2015, services provided to the funds included $1,766,500 of audit and audit related services, incurred by the Company in return for a fixed administration fee.*

Note: For fiscal year 2015, none of the fees for services described under Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements under 17 CFR 210.2-01(c)(7)(i)(C). For fiscal year 2014, 3.4% of the services described under Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements under 17 CFR 210.2-01(c)(7)(i)(C), all of which represented All Other Fees.

Pre-approval Process and Policy

The audit and non-audit services provided to the Company and its subsidiaries by PwC, the independent auditors, during fiscal years 2015 and 2014 were pre-approved by the Audit Committee. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by PwC. This policy describes the permitted audit, audit-related, tax and other services that the independent auditors may perform.

Any requests for audit, audit-related, tax and other services must initially be submitted to the Company's Chief Financial Officer. Any requests preliminarily approved by the CFO are then submitted to the Audit Committee for final pre-approval. Normally, pre-approval is considered at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings up to a designated approval amount, which amount for fiscal year 2015 was $50,000 (the "Chairman Approval Amount"), has been delegated to the Chairman of the Audit Committee. The decision of the Chairman to grant specific pre-approval of a service is presented to the Audit Committee at its scheduled meetings. If the estimated fees for proposed services exceed the Chairman Approval Amount, specific pre-approval by the entire Audit Committee is required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For fiscal year 2015, Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, who, among other family relationships, is the uncle of Gregory E. Johnson, Chairman of the Board, Chief Executive Officer and a director of the Company, Charles E. Johnson, a director of the Company and Jennifer M. Johnson, Co-President, received a base salary of $180,808. Mr. R. H. Johnson, Jr. did not receive a cash bonus in fiscal year 2015.

David A. Lewis, Sr., Senior Vice President, Head of Americas Trading for Franklin Templeton Services, LLC, is the brother of Kenneth A. Lewis, one of the Company's named executive officers and the Executive Vice President and Chief Financial Officer of the Company. In fiscal year 2015, Mr. D. Lewis's base salary was $202,992 and he received a bonus of $325,000 in cash and 3,847 shares of restricted stock.

Messrs. Rupert H. Johnson, Jr. and David A. Lewis, Sr. are entitled to receive medical, life and disability insurance coverage and other benefits available generally to employees of the Company and/or its subsidiaries.

Share Repurchases. In order to pay taxes due in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, the Company uses a net stock issuance method, equivalent to a stock repurchase program, to pay such taxes. For shares repurchased in connection with the payment of taxes on vesting shares, the repurchase price is the closing price on the NYSE on the date of the transaction.

During fiscal year 2015, the Company repurchased shares of common stock from the executive officers listed below for the aggregate consideration shown.

Name and Title	Number of Shares Repurchased	Aggregate Consideration($)
Vijay C. Advani, Executive Vice President—Global Advisory Services	31,622	1,393,485
Kenneth A. Lewis, Executive Vice President and Chief Financial Officer	11,106[1]	501,427
John M. Lusk, Executive Vice President—Investment Management	5,713	248,863
Craig S. Tyle, Executive Vice President and General Counsel	4,380	177,740
William Y. Yun, Executive Vice President—Alternative Strategies	7,980	353,888

[1] Amount does not include 778 shares repurchased by the Company for $31,471 from David A. Lewis, Sr., Senior Vice President, Head of Americas Trading for Franklin Templeton Services, LLC, a subsidiary of the Company, and the brother of Kenneth A. Lewis.

Management and Use of AC Travel Aircraft. A wholly-owned subsidiary of the Company entered into an amended and restated aircraft management agreement, effective as of June 1, 2008, with AC Travel, LLC ("AC Travel"), an entity owned and controlled by Charles B. Johnson, Chairman of the Board and a director of the Company until June 2013 and currently employed as an Executive Consultant who, among other family relationships, is the father of Gregory E. Johnson, Chairman of the Board, Chief Executive Officer and a director of the Company, Charles E. Johnson, a director of the Company and Jennifer M. Johnson Co-President of the Company and brother of Rupert H. Johnson, Vice Chairman and a director of the Company to manage the operations of a Gulfstream III aircraft (the "G-III") and a Gulfstream G550 aircraft (the "G550"), both of which are owned by AC Travel. We refer to the G-III and the G550 as the "Aircraft". Under the management agreement, the subsidiary: (a) provides consulting and management services for the operations of the Aircraft; (b) provides flight crew personnel, including coordinating training of such personnel; (c) arranges for maintenance of the Aircraft; and (d) arranges for insurance and a hangar for Aircraft storage and also provides other administrative services. The agreement has automatic one-year renewals, subject to cancellation by either party. Our subsidiary receives a monthly management fee of $10,000 for the G550 and $3,000 for the G-III for administrative services. Out-of-pocket costs incurred under the agreement for services provided are either reimbursed by, or passed through to and paid by, AC Travel.

Office Lease. In October 2009, the Board approved a three-year fixed term extension of a lease of approximately 5,495 square feet of office space owned by the Company in San Mateo, California with Tano Capital, LLC ("Tano"), a company owned by Charles E. Johnson, a director of the Company, brother of Gregory E. Johnson and Jennifer M. Johnson and nephew of Rupert H. Johnson, Jr. In November 2012, Tano and the Company entered into an amendment extending the original lease for a fixed five-year term and reducing the office space leased by Tano on the San Mateo campus from 5,495 square feet to 4,125 square feet. The lease amendment also granted Tano the option to increase the size of the office space to 5,495 square feet, which Tano exercised effective April 16, 2014. The current periodic payments due under the lease extension are $190,224 per annum. The aggregate amount of all periodic payments due under the lease during fiscal year 2015 was $190,224.

Private Equity Fund Investment. On July 6, 2011, Franklin Templeton Capital Holdings Private Limited, a subsidiary of the Company, entered into an agreement to make a $25 million dollar investment commitment to Tano India Private Equity Fund II ("Tano Fund"). Tano Mauritius Investments, which is the investment manager and a Class B and Class C shareholder of the Tano Fund, is a direct subsidiary of Tano Capital, LLC, which is owned by Charles E. Johnson. During fiscal year 2015, capital calls in an aggregate total of $5,323,450 were made.

Related Person Transaction Policy

Related Person Transaction Policy. The Board of Directors has adopted a Related Person Transaction Policy ("Related Person Transaction Policy") to address the reporting, review, approval and ratification of related person transactions. Related persons include the Company's executive officers, directors and director nominees, holders of more than five percent (5%) of a class of the Company's voting securities, and immediate family members of the foregoing persons. A "related person transaction" means a transaction or series of transactions in which the Company participates and a related person has a direct or indirect interest. Examples include sales, purchases and transfers of real or personal property, use of property and equipment by lease or otherwise, services received or furnished and borrowings and lendings, including guarantees. Transactions with related persons which are for Company business purposes, compensation of directors approved by the Board and compensation arrangements approved by the Compensation Committee are not considered related person transactions. All related person transactions are required to be reported to the Audit Committee. However, the Audit Committee has the authority to determine categories of related person transactions that

are immaterial and not required to be disclosed and that need not be reported to, reviewed by, and/or approved or ratified by the Audit Committee. Pursuant to the Related Person Transaction Policy, the following related person transactions need not be reported to, reviewed by, and/or approved or ratified by the Audit Committee:

- The establishment or maintenance of a trading, investment management, custody or other account with an affiliate of the Company, if the terms of such account are generally the same as or similar to accounts offered by the affiliate of the Company in the ordinary course to persons who are not related persons.
- Accounts invested in shares of one or more investment companies or portfolios in Franklin Templeton Investments ("FT Fund") that are established and/or maintained by a related person on terms set forth in the applicable FT Fund prospectus or other disclosure documents.
- Gross-ups and perquisites and other personal benefits from the use of Company owned or provided assets, including but not limited to personal use of Company-

owned or provided aircraft and property, not used primarily for Company business purposes that, in the aggregate, are less than $10,000 in any fiscal year.

Audit Committee Review and Approval. Every quarter the Audit Committee reviews related person transactions. Such transactions involving an estimated amount of $120,000 or more require the approval or ratification of the Audit Committee. In connection with approving or ratifying a related person transaction, the Audit Committee will consider the relevant facts and circumstances of the transaction and any of the following factors that are relevant:

- The position or relationship of the related person at or with the Company;
- The materiality of the transaction to the related person, including the dollar value of the transaction;
- The business purpose for and reasonableness of the transaction;
- Whether the related person transaction is comparable to a transaction that could be available on an arms-length basis or is on the terms that the Company offers generally to persons who are not related persons;

- Whether the related person transaction is in the ordinary course of the Company's business; and
- The operations.

In addition, the Audit Committee has the authority to pre-approve certain categories of related person transactions, which transactions must still be reported to the Audit Committee at least annually. The Audit Committee has determined that Company purchases of shares of its common stock to pay taxes due by employees in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP are pre-approved, but should be reported to the Audit Committee annually. The Audit Committee may delegate its authority to review, approve or ratify specified related person transactions to one or more members of the Audit Committee between scheduled committee meetings. Any determination made pursuant to this delegated authority must be presented to the full Audit Committee at a subsequent meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. The reporting officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports received or written representations from such executive officers, directors and 10% stockholders, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during fiscal year 2015 except that, inadvertently, one untimely filing with respect to committee meeting fees in fiscal year 2015 was made by Seth H. Waugh.

PROPOSAL NO. 2 RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2016 and to audit the Company's internal control over financial reporting as of September 30, 2016. During and for the fiscal year ended September 30, 2015, PricewaterhouseCoopers LLP audited and rendered opinions on the financial statements of the Company and certain of its subsidiaries and many of the open-end and closed-end investment companies managed and advised by the Company's subsidiaries. PricewaterhouseCoopers LLP also rendered an opinion on the Company's internal control over financial reporting as of September 30, 2015. In addition, PricewaterhouseCoopers LLP provides the Company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other consulting services not prohibited by applicable auditor independence requirements. See "Fees Paid to Independent Registered Public Accounting Firm" above. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

RECOMMENDATION OF THE BOARD
The Board recommends a vote **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2016. The voting requirements for this proposal are described in the "Voting Information" section. If the appointment is not ratified, the Audit Committee may reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

PROPOSAL NO. 3   STOCKHOLDER PROPOSAL

Certain common stockholders of the Company have advised us that they will ask you to vote on their proposal at the Annual Meeting.

Diane and Alan Fairbanks have submitted the following proposal, which was co-filed by Waterglass, LLC and Friends Fiduciary Corporation (the address and number of shares of the Company's common stock held by each of these stockholders will be provided upon request):

Whereas:

Franklin Resources (FR) is a respected leader in the financial services industry. FR has stated publicly that it understands how environmental, social, and governance (ESG) factors can affect companies financially. On its website, the Company states ESG issues may affect the value of an investment.

FR reports and mitigates greenhouse gas emissions associated with its operations and the company's other climate change-related impacts. In its response to a survey by the Carbon Disclosure Project, FR states:

>   …The ESG team partners with Investment Managers to enhance the integration of ESG considerations in the investment process in order to manage risk and increase returns, as ESG issues like … climate change… can impact the performance of securities.

Climate change has been incorporated into the FR's enterprise and investment risk assessment processes as part of its ESG integration. The Company notes that it

>   "…assesses current ESG integration practices, and works to improve the company's framework for consistently incorporating the consideration of material ESG risks… These processes are being incorporated into the overall evaluation process of investment portfolios…"

FR and its subsidiaries are responsible for voting proxies of companies in their portfolios. Aside from buy and sell decisions, proxy voting is one of the principal ways in which investors can engage in active management of portfolio risks and opportunities related to climate change. However, nothing in the existing disclosures provides investors with sufficient information to permit meaningful assessment of the congruency of proxy voting with FR's statements

recognizing climate change related risks. Indeed, available information suggests that the Company's proxy voting record is incongruent with a responsive approach to climate change.

Many resolutions on the topic of climate change voted on by FR simply asked for more disclosure. According to public fund voting records, over the past few years funds managed by subsidiaries of FR voted against the vast majority of these resolutions, in contrast to funds managed by investment firms such as DWS, Oppenheimer, and AllianceBernstein who supported the majority of them.

These incongruities could pose a reputational risk to the company, especially given the contrast to actions of competing investment firms. Given the severe societal implications of climate change, there is risk to the company if its proxy voting practices become known to be incongruent with responsiveness to climate change risks.

Resolved: Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2016, at reasonable cost and omitting proprietary information. The report should assess any incongruities between the proxy voting practices of the company and its subsidiaries within the last year, and any of the company's policy positions regarding climate change.

This assessment should list all instances of votes cast that appeared to be inconsistent with the company's climate change positions, and explanations of the incongruency. The report should also discuss policy measures that the company can adopt to help enhance congruency between its climate policies and proxy voting.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends a vote "AGAINST" this proposal for the following reasons:

The Company's investment adviser subsidiaries (the "FTI Advisers") already consider climate change and other ESG-related issues when voting proxies. The FTI Advisers' proxy voting policies provide that votes cast on ESG issues will be at the discretion of a fund's individual portfolio managers. The FTI Advisers and their portfolio managers will generally vote in favor of ESG proposals that they believe have significant economic benefits for their clients. Neither the Company, nor the FTI Advisers, have ever stated that the FTI Advisers would vote for any particular climate change proposal or percentage of such proposals. To the extent an FTI Adviser votes against an ESG-related proposal, it is because the portfolio managers within the FTI Adviser determined that such proposal would not have significant economic benefits for their clients. This reflects the fiduciary obligations of the FTI Advisers to their clients. Based on the foregoing, we believe that the concerns stated in the stockholder proposal are already addressed by the FTI Advisers' current proxy voting policies and we do not believe that a report on the proxy voting record of the FTI Advisors on climate change-related proposals would provide any additional benefit to the Company or its stockholders.

The Company's responsibilities to its stockholders differ from the responsibilities of the FTI Advisers to the clients on whose behalf they hold securities. The Company must act in what it believes to be the best interests of the corporation and its stockholders, including appropriately addressing climate change. The Company is proud of its record of taking steps to reduce the Company's environmental impact, including recycling and reuse of natural resources, seeking to minimize energy consumption and mitigating greenhouse gas emissions associated with the Company's operations. At the same time, the Company recognizes that, when voting proxies on behalf of their clients, the FTI Advisers must act solely in the best interest of those clients. The stockholder proposal would involve the Company to a much greater extent in these proxy votes and potentially subject investment personnel at the FTI Advisers to inappropriate influence. We are also concerned that the stockholder proposal, if implemented, would elevate the social objectives of an owner of the Company's shares over the FTI Advisers' fiduciary duty to vote proxies solely in their clients' best interests.

Accordingly, the Board recommends a vote AGAINST this proposal.

ADDITIONAL INFORMATION

Stockholder Proposals and Nominations of Directors at 2017 Annual Meeting

If a stockholder intends to present any proposal for inclusion in the Company's proxy statement in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, for consideration at the Company's 2017 annual meeting of stockholders, the proposal must be received by the Secretary of the Company by September 10, 2016. Such proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

The Company's Amended and Restated Bylaws contain an advance notice of stockholder business and nominations requirement (Section 2.3 of the Amended and Restated Bylaws), which generally prescribes the procedures that a stockholder of the Company must follow if the stockholder intends, at an annual or special meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business to be considered by stockholders. These procedures include, among other things, that the stockholder give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements. Generally, in the case of an annual meeting of stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's

annual meeting. As specified in the Amended and Restated Bylaws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or after the first anniversary of the prior year's meeting. If a stockholder's nomination or proposal is not in compliance with the procedures set forth in the Amended and Restated Bylaws, the Company may disregard such nomination or proposal.

Accordingly, if a stockholder of the Company intends, at the Company's 2017 annual meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary not later than the close of business on September 10, 2016, and not earlier than the close of business on August 11, 2016, and comply with the requirements of the Amended and Restated Bylaws. If a stockholder submits a proposal outside of Rule 14a-8 for the Company's 2017 annual meeting of stockholders and such proposal is not delivered within the time frame specified in the Amended and Restated Bylaws, the Company's proxy may confer discretionary authority on persons being appointed as proxies on behalf of the Company to vote on such proposal.

Notices should be addressed in writing to:

Maria Gray
Franklin Resources, Inc.
Vice President and Secretary
One Franklin Parkway
San Mateo, CA 94403-1906

Contact the Board of Directors

Stockholders and others may contact the Board, the non-management directors, the independent directors or any other individual director by sending a written communication appropriately addressed to:

Board of Directors
Franklin Resources, Inc.
c/o Maria Gray, Vice President and Secretary
One Franklin Parkway
San Mateo, CA 94403-1906

You may specify whether you would prefer to direct your communication to the full Board of Directors, only the non-management directors or any other particular individual director. Stockholders making such communications are encouraged to state that they are stockholders and provide the exact name in which their shares are held and the number of shares held.

In addition, the Company has established separate procedures for its employees to submit concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the Company's Code of Ethics and Business Conduct, securities laws or other laws, which are available on the Company's Intranet.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of the Directors by sending a written communication appropriately addressed to:

Audit Committee
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Electronic Access to Proxy Materials and Directions

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, the Company's proxy materials, including this Proxy Statement and our Annual Report, are available for you to review online. To request a paper copy of proxy materials, please call 1-800-579-1639, or you may request a paper copy by email at sendmaterial@proxyvote.com, or by logging onto *www.proxyvote.com*.

For directions to the Annual Meeting site, please visit our website at:

http://investors.franklinresources.com/investor-relations/stockholder-services/annual-meeting-materials

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials), addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the Company's common stock will be householding the Company's Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials). If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials (or proxy material, if applicable), please notify your bank or broker, or contact Investor Relations, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, Telephone (650) 312-4091. The Company undertakes, upon oral or written request, to deliver promptly a separate copy of the Company's Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) at their address and would like to request householding of their communications should contact their bank or broker or Investor Relations at the contact address and telephone number provided above.

The Annual Report

The Company's Annual Report for fiscal year 2015 is available for viewing on the Company's website at *www.franklinresources.com* at "Annual Meeting Materials" under "Investor Relations—Stockholder Services". Please read it carefully. However, the financial statements and the Annual Report do not legally form any part of this proxy soliciting material.

Annual Report on Form 10-K

The Company filed an annual report on Form 10-K for fiscal year ended September 30, 2015 with the SEC. Stockholders may obtain a copy, without charge, by visiting the Company's website at *www.franklinresources.com*.

The Company will provide a copy of the fiscal year 2015 annual report on Form 10-K, including the financial statements and financial schedules, upon written request to the Company's Secretary, Maria Gray, at the Company's principal executive offices, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906. Additionally, we will provide copies of the exhibits to the annual report on Form 10-K upon payment of a reasonable fee (which will be limited to our reasonable expenses in furnishing such exhibits).

By order of the Board of Directors,

Maria Gray
Vice President and Secretary

January 8, 2016

This page intentionally left blank.



This document was printed with soy ink in a facility powered by 100% wind energy.